

as we grow . . .

2004 Annu

SUNRISE®
SENIOR LIVING

we offer *more* opportunities in

Communities


164
186
209
373
380
2000
2001
2002
2003
2004

Team Members


in thousands
9.9
12.0
11.8
31.0
35.9
2000
2001
2002
2003
2004

Revenues Under Management


dollars in millions
400
497
598
1,383
1,782
2000
2001
2002
2003
2004

EPS/Core EPS*


in dollars
EPS
Core EPS
1.10
2.08
2.23
2.63
2.24
0.62
0.50
1.00
1.62
2000
2001
2002
2003
2004

* *We define "core" earnings as total earnings excluding income from property sales and one-time transition expenses.*



senior living.

At Sunrise, we approach each new day as an opportunity to champion the quality of life for all seniors. We provide a variety of residential and care choices located where seniors and their loved ones want to be. We offer an array of programs, designed for a growing and diverse population of seniors. We take pride in helping seniors enjoy fulfilling lives.



To Our Fellow Shareholders:

For more than 20 years, Sunrise has been changing the way people think about senior living. Our experience and commitment to serving seniors have enabled us to introduce new senior living options that are designed to foster seniors' independence and embrace their individuality. We continue to grow our business domestically and internationally and offer such new and enhanced services, all while maintaining our high standards of care and service. Through the development and execution of a carefully crafted business model, we have not only improved the quality of life for hundreds of thousands of seniors, but we have also built a healthy and vibrant business organization, which has produced positive returns for our investors and employees. Our industry-leading track record could not have been achieved without our long-standing commitment to a resident-centered model of care and service. And it is that commitment, supported by our 35,000 dedicated team members, which allowed us to enjoy a strong and successful 2004.

2004 Results

Throughout all areas of our organization, 2004 was a very solid year. At the end of 2004, Sunrise operated 380 communities with a capacity to serve approximately 43,000 residents, making us the largest senior living operator in North America. 2004 was the first full year of operations following our transition to a management services business model. Additionally, it was the first complete year in which we managed the portfolios of communities we acquired from Marriott Senior Living Services and EdenCare. The successful integration of these portfolios has given us added confidence in our ability to supplement our growth by acquisitions.

We ended 2004 with 33 new communities under construction—a record number for Sunrise. An increasing number of these new communities under construction are located in the United Kingdom and Germany. We continue to gain momentum in these European markets, which are underserved and abundant with seniors and family members who are seeking quality alternatives to existing senior living options.

With more seniors and their family members seeking high-quality care and services delivered by a trusted provider, we closed the year with the highest occupancy levels we have seen in years and a new high average daily rate. We are pleased with this performance as it reflects a continued, growing demand for Sunrise's services, for

Financial Highlights
(dollars in thousands)

Year Ended December 31,	2004	2003(1)	2002
Operating revenues(2)	$1,461,924	$1,108,540	$427,689
Net income(3)	50,687	62,178	54,661
Cash and cash equivalents	156,783	102,548	173,119
Total assets	1,085,714	1,009,798	1,116,151
Total debt(2)	191,666	198,122	456,969
Stockholders' equity	523,518	490,276	465,818
Communities operated (at end of period)	380	373	209
Resident capacity	43,109	42,751	16,600

Notes (1), (2) and (3): See notes to Selected Financial Data on page 18.

our carefully designed environments and for our management experience.

Our revenue under management in 2004 grew to $1.8 billion, a 29 percent increase over 2003. Revenue under management is an important metric for Sunrise and our shareholders, as our management fees are typically a percentage of the revenue generated by communities we manage for others.

Our net income for the year was $50.7 million, or $2.24 per share (diluted). The decrease in earnings per share from the prior year is primarily attributed to a $51.3 million, or $1.31 per share, reduction in property sales, which we anticipated as we completed our transition to a management services business model. Our "core" earnings increased from $1.00 per share in 2003 to $1.62 per share in 2004. We define "core" earnings as total earnings ($2.63 per share in 2003; $2.24 per share in 2004) excluding income from property sales ($1.91 per share in 2003; $0.62 per share in 2004) and one-time transition expenses ($0.28 per share in 2003; there were no transition expenses in 2004). We believe "core" earnings per share is a helpful measure in understanding our operating results in light of our management services business model transformation and the non-recurring nature of our transition expenses. The strong growth in our "core" earnings per share was generated primarily by an increase in management services revenues less management services expenses; a reduction in net interest expense; and an increase in net operating income from Sunrise's consolidated operating portfolio. This portfolio enjoyed solid revenue growth and improved expense controls.

Our balance sheet remains very strong. At the end of 2004, Sunrise had $156.8 million of cash and cash equivalents, a $54 million increase over the prior year, and our debt declined by $6.5 million during 2004. Additionally, we had $166 million available under our corporate and other credit facilities.

Additional Highlights for 2004

Consistent with our management services business model, our development and new construction in major domestic and international metropolitan markets are being conducted primarily with joint venture partners, with Sunrise holding a minority interest in these partnerships and operating these communities under long-term management agreements. In 2004, we expanded our existing development relationship with the California Public Employees' Retirement System (CalPERS) and CalPERS' advisor, AEW Capital

Management, L.P., and entered into new development relationships with Investcorp, GEM Investors Inc. and JPMorgan Fleming Asset Management's Special Situation Property Fund. Sophisticated capital sources such as these are increasingly interested in investing in the senior living field given the positive industry trends, and are choosing Sunrise as the senior living management services provider with which to partner.

At the end of 2004, Sunrise announced the formation and initial public offering of Sunrise Senior Living Real Estate Investment Trust (Sunrise REIT; SZR.UN-TSX). Sunrise REIT is an independent Canadian entity trading on the Toronto Stock Exchange, which was established to own and invest in the development of senior living communities in Canada and the United States. In 2004, Sunrise REIT acquired 23 existing senior living communities from Sunrise and Sunrise joint ventures and an 80 percent interest in an additional Sunrise Canadian community. Also, in early 2005, Sunrise REIT agreed to acquire an interest in two additional Sunrise communities that are currently under construction. Sunrise REIT is an efficient purchaser and long-term holder of real estate and should provide Sunrise another source of development capital and a potential exit alternative for some of Sunrise's existing joint venture partners who may not wish to be long-term property owners.

Growth in European markets remains a primary focus for Sunrise. We recently announced that we have secured an increase in equity development funding for our United Kingdom joint venture. In conjunction with loans provided by third-party lenders, total development capacity for this venture is now over $860 million—a 118 percent increase over the venture's initial capital structure.

Sunrise currently has three communities open in the United Kingdom and six under construction. We recently celebrated the opening of our first community in Germany and are eagerly awaiting our second opening in April 2005. Two additional German communities are under construction. We also have many other sites under development in the United Kingdom and Germany.

In addition to expanding our geographic base of communities, we have also expanded and added some new service delivery programs. Our Terrace Club and Edna's Place programs have been introduced in several communities. Terrace Club is designed for residents with mild memory impairment and Edna's Place is a special neighborhood within a Sunrise community designed for a small group of residents with Alzheimer's disease or other forms of memory impairment who have greater personal care needs or challenging behaviors due to advanced memory loss. Additionally, Sunrise introduced Bradford View in 2004. This new assisted living program for seniors with impaired or low vision offers assistive devices and technologies as well as enhanced environmental features designed to help residents maximize their mobility and independence.

Outlook

We anticipate 2005 being another strong year for Sunrise. We are in the best financial shape in our history; we are accelerating our development pace and expanding our international presence—all while maintaining our high standards for quality care and service.

At the beginning of 2005, we announced plans to acquire management of The Fountains' portfolio of 19 high-quality senior living communities, which include continuing care retirement communities, with a combined capacity for 5,000 residents.

We expect 2005 will be an exciting year for Sunrise. Our business model is solid, the sector's dynamics are favorable and we have the experience and a dedicated team of more than 35,000 individuals who are striving to make 2005 our best year yet.

We also announced our plans to acquire 100 percent of one of these communities and assume a minority interest in a joint venture that is expected to acquire 17 of these communities upon closing of the transactions. We are working to complete these transactions mid-year at which time we would begin managing this portfolio. We see significant opportunity within the continuing care retirement community segment of the senior living market and believe the addition of The Fountains communities and their team of 2,500 employees will make us an even stronger company.

We expect to begin construction on as many as 35 senior living communities in 2005, which would increase our resident capacity by approximately 3,700. Adding this capacity will give us the opportunity to serve a greater number of seniors and also give more opportunities to our team members, who are the heart and soul of our company.

We believe that the health of the senior living sector is very strong. Demographics are favorable as the over-80 population continues to grow much faster than the rest of the population. Seniors' wealth is growing, making senior living options like Sunrise more affordable to more seniors. Demand is steadily increasing and filling the existing supply of senior living communities. New construction remains at low levels, with Sunrise virtually the only active national senior living developer. We believe Sunrise is well positioned to take advantage of these positive sector dynamics with strong development and operating teams in place in the United States and international markets, a healthy balance sheet, access to construction debt and strong relationships with financial partners interested in partnering with us.

We expect 2005 will be an exciting year for Sunrise. Our business model is solid, the sector's dynamics are favorable and we have the experience and a dedicated team of more than 35,000 individuals who are striving to make 2005 our best year yet. We look forward to sharing our 2005 results this time next year. Thank you for your continued support and interest in Sunrise Senior Living.

Sincerely,

Paul J. Klaassen
Chairman and
Chief Executive Officer

Thomas B. Newell
President

March 15, 2005

more senior living choices

At Sunrise Senior Living, we believe in the importance of providing choices to those we serve. That's why we offer a variety of living arrangements where seniors may access Sunrise's many quality care and service options.

Over the years, Sunrise has broadened its operations to serve a growing and diverse senior population. Our success in operating various senior living models is rooted in our steadfast commitment to provide a resident-centered model of care and services. We accomplish this by hiring and training a dedicated team of individuals who embrace Sunrise's philosophy and find joy in serving others. By offering many different lifestyle choices, and personalizing care and services, more seniors than ever before are able to enjoy their lives on their own terms.



Personalized Care


TRANSPORTATION SERVICES
EMERGENCY RESPONSE
MEDICATION MONITORING
INDIVIDUALIZED SERVICE PLAN
HOSPICE
REHAB THERAPIES
ACTIVITIES OF DAILY LIVING (ADL)
MEALS
SINGLE FAMILY HOME
ALZHEIMER'S CARE
INDEPENDENT LIVING APARTMENT
SUB-ACUTE NURSING
COTTAGE
SKILLED NURSING FACILITY
ASSISTED LIVING

Resident-Centered Service Delivery Model

A resident-centered model of care and service delivery allows seniors to live their lives on their own terms.

The model supports different levels of care and services that may be provided in a variety of settings.



Quality Services

Engaging Activities




SUNRISE

At the end of 2004, Sunrise operated 380 communities with a capacity for approximately 43,000 residents. In January 2005, Sunrise announced its intention to acquire the management of The Fountains' portfolio of 19 senior living communities, a 100 percent interest in one of these communities and a minority interest in a joint venture that is expected to acquire 17 of The Fountains' communities. Once complete, this will expand the capacity of the communities we operate by an additional 5,000 residents.

Today, Sunrise offers more senior living models than ever before. The communities Sunrise operates, including its continuing care retirement communities and assisted living communities, are in high demand as seniors and their loved ones seek quality senior living options. In addition, to prepare for tomorrow's seniors, Sunrise is building new senior living concepts such as Condos For Life, where a senior may purchase a condominium and receive supportive services designed to be provided within their own home as their needs change over time.



Continuing Care Retirement Communities

These full-service senior living communities, which offer multiple living environments including independent living and assisted living, Alzheimer's care and often skilled nursing care, may provide a perfect solution for seniors who are seeking an active life, with access to supportive services. Sunrise operates more than 40 continuing care retirement communities and is expanding its offerings in this area.



Brighton Gardens Assisted Living

Introduced to Sunrise through the Marriott Senior Living Services acquisition, Brighton Gardens assisted living communities have been the setting for innovative programs under development by Sunrise.



Sunrise Assisted Living Mansion Communities

Sunrise's "traditional" assisted living model offers an elegant residential environment where approximately 50 percent of the community is dedicated to shared common areas. Sunrise continues to develop this highly successful model in numerous domestic and international markets.

more locations

The need for quality, senior living solutions exists far beyond the borders of the United States. Through its international expansion, Sunrise is delivering high-quality senior living options to communities where such options were previously unavailable.



United States



United Kingdom



Canada



Germany

Throughout our history, Sunrise has followed a disciplined growth strategy, clustering our senior living communities and complementary programs, such as At Home Assisted Living, in the top major metropolitan markets. In 2004, Sunrise increased the pace of its international development efforts, particularly in the United Kingdom and Germany. At the end of 2004, Sunrise had 13 communities open outside the United States, 11 more international communities under construction and many others in the development pipeline.



Sunrise Major Markets of Operations and Development
Operating Areas
BRITISH COLUMBIA
Vancouver
ONTARIO
Seattle/Tacoma
Minneapolis/St. Paul
Toronto
Boston
Detroit
Hartford/New Haven
Cleveland
New York
Chicago
Sacramento
Indianapolis
Pittsburgh
Philadelphia
Baltimore
San Francisco
Denver
Washington, D.C.
St. Louis
Raleigh/Durham
Los Angeles
Nashville
Charlotte
San Diego
Phoenix
Atlanta
Dallas/Ft. Worth
Houston
Orlando/Daytona Beach
Tampa/St. Petersburg
Miami/Ft. Lauderdale
UNITED KINGDOM
Birmingham
Cardiff
London
Bournemouth
Hamburg
Bonn
Frankfurt
GERMANY



In 2004, Sunrise began construction on 23 new communities in domestic and international markets. In 2005, Sunrise expects to start construction on as many as 35 new communities.

Sunrise Senior Living communities are found in virtually all of the major metropolitan markets in the United States and in major cities in Canada, the United Kingdom and Germany. Many sites are located in the suburban areas of these major markets, but more urban locations are becoming the setting for Sunrise communities. Sunrise expects to complete new development projects in the United States and in international markets with joint venture partners, consistent with our management services business model.



Urban



Suburban





more programs & services

We understand that different seniors have different needs and that some seniors' needs may change over time. That's why Sunrise offers many different programs and services—all of which are based upon Sunrise's resident-centered model of care and service delivery.

- Independent Living
- Assisted Living
- Bradford View
- Alzheimer's Care
- Terrace Club
- Edna's Place
- Nursing and Rehabilitative Care
- At Home Assisted Living
- Short-Term Respite Stays
- Hospice Care



At Home Assisted Living

At Home Assisted Living by Sunrise gives seniors the option to remain in their own home, while receiving high-quality care and service from Sunrise.



Assisted Living and Alzheimer's Care

Sunrise's assisted living communities offer supportive environments for seniors, whether they need assistance with basic care needs, specialized programs for Alzheimer's disease or hospice care.



Bradford View

Bradford View was introduced in 2004 as a program for seniors with low vision. The program features assistive devices and technologies and environmental enhancements that allow seniors with low vision to remain more independent.



Sunrise continually explores new ways to serve seniors. Whether it's by enhancing existing programs and services or adding new ones, Sunrise seeks to add more value for the seniors we serve.

more opportunities

Sunrise Senior Living's rapid growth is fueled primarily by the construction of new Sunrise communities, the addition of new management contracts and by revenue growth from our base of existing communities.

New Construction

Designing and developing new senior living communities in major domestic and international metropolitan markets remains a key growth driver for Sunrise.





New Management Contracts

As the largest senior living management services provider in North America, Sunrise continues to add new management contracts to operate existing communities that may have been developed by third parties.



Internal Growth

Internal growth is attainable through higher occupancy, increased average daily rates and the addition of new programs and services to existing communities.

Financials 2004 Sunrise Senior Living, Inc.

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere herein.

	December 31,				
	2004	2003[1]	2002	2001	2000
(dollars in thousands, except per share amounts, property and resident capacity data)					
Statement of Operations Data:					
Operating revenues[2]	$1,461,924	$1,108,540	$ 427,689	$ 366,065	$ 312,665
Management services expenses	1,015,562	692,917	156,251	82,734	22,157
Facility operating expenses	258,667	254,203	167,354	168,602	169,966
General and administrative expenses	73,263	72,596	36,944	32,809	27,418
Depreciation and amortization expense	21,378	16,406	25,317	28,475	33,902
Interest income (expense), net	1,464	(16,571)	(24,120)	(25,315)	(37,566)
Net income[3]	50,687	62,178	54,661	49,101	24,278
Net income per common share:					
Basic	2.50	2.92	2.44	2.25	1.12
Diluted	2.24	2.63	2.23	2.08	1.10
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 156,783	$ 102,548	$ 173,119	$ 50,275	$ 42,874
Working capital (deficit)	102,096	71,123	139,639	38,803	(34,063)
Total assets	1,085,714	1,009,798	1,116,151	1,177,615	1,129,361
Total debt[2]	191,666	198,122	456,969	630,756	674,703
Stockholders' equity	523,518	490,276	465,818	410,701	354,045
Operating and Other Data:					
Ratio of earnings to fixed charges[4]	3.30x	2.97x	2.50x	2.49x	1.57x
Net cash provided by (used in) operating activities[2]	89,078	(11,686)	24,418	59,541	36,411
Net cash provided by (used in) investing activities[2]	6,410	287,562	286,334	(10,574)	(8,192)
Net cash used in financing activities[2]	(41,253)	(346,447)	(187,908)	(41,566)	(38,885)
Properties (at end of period):					
Owned	185	186	181	162	147
Managed	195	187	28	24	17
	380	373	209	186	164
Resident capacity:					
Owned	18,872	19,100	14,278	12,607	11,380
Managed	24,237	23,651	2,322	2,190	1,503
Total	43,109	42,751	16,600	14,797	12,883

(1) On March 28, 2003, Sunrise completed its acquisition of all of the outstanding stock of Marriott International, Inc.'s wholly owned subsidiary, Marriott Senior Living Services, Inc. (MSLS), which owns and operates senior independent full-service and assisted living properties. Sunrise paid approximately $92 million in cash to acquire all of the outstanding stock of MSLS. Sunrise also assumed approximately $48 million of working capital liabilities and other funding obligations as well as approximately $25 million of life care endowment obligations, the majority of which are expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. The acquisition of MSLS was accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values.

(2) Consistent with our transformation to a management services company, certain balances have been reclassified to conform with the 2004 presentation. See Note 2 to our Consolidated Financial Statements.

(3) Net income for the year ended December 31, 2001 included a $2 million non-recurring item ($1 million after tax), which consisted of a $9 million cash payment, net of expenses, received by us in connection with a settlement of a lawsuit filed by Karrington prior to our acquisition of Karrington Health, Inc, and $7 million of non-recurring charges associated with writing down project costs as a result of our decision not to proceed with our planned development of five sites. Net income for the year ended December 31, 1999 included $5 million of non-recurring charges ($4 million after tax), of which $4 million related to the consolidation and integration of the acquired operations and development pipeline of Karrington and $1 million related to the termination of a property acquisition agreement. Of these non-recurring charges, $4 million were non-cash transactions.

(4) Computed by dividing earnings by total fixed charges. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges, reduced by the amount of unamortized interest capitalized. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the information contained in our consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein. This management's discussion and analysis contains certain forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, our ability to successfully complete The Fountains transaction and integrate it into our operations, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, our ability to manage our expenses, market factors that could affect the value of our properties, the risks of downturns in economic conditions generally, satisfaction of closing conditions and availability of financing for development and acquisitions. Some of these factors are discussed elsewhere herein. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "we," "us" and "our" mean Sunrise Senior Living, Inc. and our consolidated subsidiaries.

Overview

We are a leading provider of senior living services, with operations in the United States, Canada, the United Kingdom, and Germany. Founded in 1981, we began with a simple but innovative vision—to create an alternative senior living option that would emphasize quality of life and quality of care. At December 31, 2004, we operated 380 communities, of which 367 communities are in the United States, 10 communities are in Canada and three communities are in the United Kingdom, with a total resident capacity of approximately 43,100. We own or have an ownership interest in 185 of these communities and 195 are managed for third parties. In addition, we were providing pre-opening management services to 33 communities under construction at December 31, 2004, including four communities in Germany. We offer a full range of personalized senior living services, from independent living, to assisted living, to care for individuals with Alzheimer's and other forms of memory loss, to nursing and rehabilitative care. We also develop senior living communities for ourselves, for joint ventures in which we retain an ownership interest, and for third parties.

Our long-range strategic objective is to grow our senior living business through a management services business model that is built on long-term management contracts. Our three primary growth drivers consist of: (1) generating revenue growth from our existing operating portfolio of owned and managed communities, (2) adding additional communities through new construction, primarily with joint venture partners, and (3) adding communities through selective acquisitions. We believe this management services business model will continue to result in more stable and predictable revenue and earnings streams as they become increasingly based on long-term management contracts.

Recent Developments

Sunrise Senior Living Real Estate Investment Trust

In December 2004, we closed the initial public offering of Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT"), an independent entity we established in Canada. Concurrently with the closing of its initial public offering, Sunrise REIT issued Cdn. $25 million (US $21 million at December 31, 2004) principal amount of 5 3/4% subordinated convertible debentures due December 31, 2009 to Sunrise, convertible at the rate of Cdn. $11.00 per unit. The proceeds from the offering and placement of the debentures were used by Sunrise REIT to acquire interests in 23 senior living communities from Sunrise and Sunrise joint ventures, eight of which are in Canada and 15 of which are in the United States. Three of these communities were acquired directly from us and 20 were acquired from joint ventures in which we participated. We contributed our interest in the 15 U.S. communities to an affiliate of Sunrise REIT in exchange for a 15% ownership interest in that entity. Sunrise REIT also acquired an 80 percent interest in a recently completed Sunrise community that is in lease-up in Canada, with Sunrise retaining a 20 percent interest. In addition, we have identified nine development projects that will be presented to Sunrise REIT for their potential acquisition.

Sunrise REIT was formed to indirectly acquire, own and invest in income producing senior living communities in Canada and the United States. We established Sunrise REIT in order to create an efficient, low cost source of capital that would be a long-term holder of real estate. In addition, Sunrise REIT provides a potential exit alternative for our existing joint venture partners. In connection with establishing Sunrise REIT, we entered into a 30-year strategic alliance agreement with Sunrise REIT that gives us the right of first opportunity to manage all Sunrise REIT communities.

Development Joint Venture

In December 2004, we entered into an agreement with JPMorgan Fleming Asset Management's Special Situation Property Fund (the "Fund") to jointly fund a venture for the development of eight senior living communities with a combined capacity for 716 residents. Seven of the communities were acquired by the venture at closing and the remaining community is expected to be acquired by the joint venture in early 2005.

Under the terms of the venture agreement, the Fund will have an 80 percent interest in the newly developed communities and we will have a 20 percent interest. Seven of the eight venture communities will feature assisted living care and services for seniors, including residents with Alzheimer's disease and other forms of memory impairment. The remaining community will offer independent living residences and services and will be located on the same campus as one of the assisted living communities included in this development venture. We will manage the communities under long-term management agreements.

Proposed Transaction with The Fountains

In January 2005, we announced that we had entered into asset purchase agreements with The Fountains, a Tucson, Arizona based owner and operator of senior living communities, to acquire management of 19 senior living communities, ownership of 18 of the communities, several undeveloped land parcels, and certain other assets. Our prospective capital partner for this transaction is an affiliate of Arcapita, Inc. (formerly, Crescent Capital Investments, Inc.). The Arcapita affiliate is expected to acquire an 80 percent interest in the real estate associated with 17 senior living communities to be held in a joint venture to be formed by Sunrise and the Arcapita affiliate. We will acquire the remaining 20% interest in the real estate associated with the 17 communities and 100% of the 18th community and assume management of The Fountains' 19 senior living communities (which have capacity for approximately 5,000 residents) under long-term management contracts upon the closing of the transaction, which is expected in mid-2005. Our portion of the asset purchase is estimated to be $63 million, which will be funded by cash on hand and existing credit facilities.

Funding for United Kingdom Joint Venture

In January 2005, we secured an increase in equity development funding for our United Kingdom (UK) joint venture with an affiliate of Prudential Real Estate Investors that will provide for, in conjunction with loans provided by third-party lenders, total development funding for this venture of approximately $864.2 million. This represents a $467.1 million, or 118 percent increase over the venture's initial capital structure, which was announced in May 2002. The Sunrise and Prudential UK joint venture currently has eight sites under development in the UK, four of which are under construction with final planning approval received on an additional four. We will manage all of these properties under long-term management agreements. This increase in development capital will allow us to increase our development program in the UK and further expand our UK management business.

Sunrise of Klein-Flottbek

In January 2005, we opened our first community in Germany, Sunrise of Klein-Flottbek. This community has 86 units and capacity for 97 residents. We currently expect our second Germany community, Sunrise of Reinbek, to open in the second quarter of 2005. In addition to these two communities, we also have two sites under construction, one site under contract, and other sites under negotiation in Germany.

Critical Accounting Policies

Development of Communities

We develop senior living communities in partnership with others and typically develop several wholly owned senior living communities each year. We believe we have maintained a disciplined approach to site selection and refinement of our operating model, first introduced over 20 years ago, and are constantly searching for ways to improve our communities.

At December 31, 2004, we had three wholly owned communities under construction with a resident capacity of over 274 residents. We expect these communities will be contributed to a joint venture before construction is completed. Prior to forming a joint venture, we are required to fund the construction of the community not otherwise financed by construction loans, capitalize the community development costs associated with construction, recognize initial operating losses from the community during the initial one to two years prior to the community achieving occupancy stabilization and recognize ongoing depreciation expense associated with owning the real estate. We are committed to this investment in costs and expenses because we have historically been able to create significant value through the successful development and operation of prototype communities. In 2004, start-up losses for 100% owned communities that have not reached stabilized occupancy were $1 million and depreciation expense for our owned communities was $10 million.

We also enter into development joint ventures in order to reduce our initial capital requirements, while enabling us to enter into long-term management agreements that are intended to provide us with a stream of revenue. Additionally, these development joint ventures allow us to reduce the risk of our international expansion, which we conduct through joint ventures, with the assistance of knowledgeable international partners. When development is undertaken in partnership with others, our joint venture partners provide significant cash equity investments, and we take a minority interest in such ventures. Additionally, non-recourse third-party construction debt is obtained to provide the majority of funds necessary to complete development. At December 31, 2004, these joint ventures have developed or are developing 72 communities, 26 of which are under construction. The 46 opened communities were funded with approximately $987 million of third-party debt and approximately $305 million of third-party equity.

As a part of our operating strategy, we may provide limited debt guarantees to certain of our development joint ventures. Unless otherwise stated, we would be required to perform under a debt guarantee if the business venture failed to perform under the debt agreement and the bank pursued our guarantee. At December 31, 2004, we guaranteed $23 million of debt for our development joint ventures. Of the $23 million in debt guarantees to development joint ventures, $10 million will be removed upon achieving certain debt service coverage targets and the remaining $13 million will remain in place throughout the term of the loans. We receive a fee in all situations where we have provided a debt guarantee. These fees are recognized over the period covered by the respective debt guarantee. To date, we have not been required to fund any debt guarantees due to the positive performance of the underlying communities. At December 31, 2004, we do not believe that we will be required to fund under our current outstanding debt guarantees. If we were required to fund a debt guarantee, we would loan the joint venture the required funds at the prevailing market interest rate. If circumstances were to suggest that any amounts with respect to these loans would be uncollectible, we would establish a reserve to write-down the loan to its collectible value.

For all of our development joint ventures, we earn pre-opening fees for site selection, zoning, construction supervision, employee selection, licensing, training and marketing efforts. These fees are included in the "Management services" operating revenue line item on our consolidated statements of income. As we are minority owners in these joint ventures, we only record the pre-opening fee revenue associated with the third-party ownership percentage of the joint venture. For example, when our joint venture partner has a 75% ownership interest in the joint venture, we only record 75% of the pre-opening fee revenue.

As part of our pre-opening fee, we typically guarantee that communities will be completed at budgeted costs approved by all partners in the joint venture. Budgeted costs typically include significant contingency reserves for unforeseen costs and potential overruns. We would be required to fund these guarantees if the actual costs of development exceeded the approved budgeted costs. At December 31, 2004, 28 properties were under construction and subject to completion guarantees. We have over 20 years' experience in the development and construction of senior living communities. Our construction contractors are experienced in building our prototype and assume much of the risk of on-time and on-budget completion by executing fixed-price contracts. Typically, the terms of these guarantees provide for no limitation to the maximum potential future payments under the guarantee. In certain agreements, if amounts are required to be funded by us, they would become loans to the venture and earn interest. We closely monitor these projects and do not expect to fund any amounts under these development completion guarantees during 2005. If we were required to provide funds under a development completion guarantee, we could provide additional capital contributions to the joint venture to meet our obligation, if provided in the joint venture and guarantee agreement, or we would expense amounts provided under the development completion guarantee.

In addition to the third-party debt, we may provide financing necessary to complete the construction of the communities within these joint ventures. These loans are presented on our consolidated balance sheet in the "Notes receivable—affiliates" line item and were $11 million at December 31, 2004. This financing is provided at negotiated prevailing market interest rates. We monitor the collectibility of these notes based on the current performance of the open communities, the budgets and projections for future performance and the estimated fair value that has been created by the successful completion and operation of these communities. To date, we have not recorded any reserves against these notes based on our analysis of the preceding factors and expect that repayment of these notes will be made. If circumstances were to suggest that any amounts with respect to these notes would be uncollectible, we would establish a reserve to write-down the notes to their fair value.

In addition to the foregoing, we may provide limited debt guarantees to certain other of our joint ventures. Unless otherwise stated, we would be required to perform under a debt guarantee if the business venture failed to perform under the debt agreement and the bank pursued our guarantee. At December 31, 2004, we have guaranteed $16 million of debt for our other business ventures, which represents our maximum exposure under these debt guarantees. Of the $16 million, $2 million of guarantees are for our sale/long-term manage back ventures. These guarantees will be removed upon reaching certain occupancy and debt service coverage targets. Of the $16 million, $4 million represents a debt guarantee to a joint venture that was acquired in June 2002. This debt guarantee remains in place throughout the term of the loan. We have provided $10 million of debt guarantees to hospital partnerships that remain in place throughout the term of the loan. At December 31, 2004, we have not been required to fund any debt guarantees.

We have also provided $78 million in financing obligations associated with management contracts. In connection with the acquisition of Marriott Senior Living Services ("MSLS") in March 2003, CNL Retirement Properties, Inc. ("CNL") agreed to assume the obligation to repay life care endowment obligations issued by MSLS with respect to two continuing care retirement communities ($76 million at December 31, 2004). To the extent that CNL fails to satisfy this obligation, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. The remaining $2 million of financing obligations associated with management contracts is made up of $1 million of obligations to provide financing under existing credit facilities with respect to four communities and $1 million of payment guarantees under operating agreements with respect to one community.

Management of Properties

We manage and operate communities wholly owned by us, owned by joint ventures in which we have a minority ownership interest and owned completely by third parties. For the communities that we manage for third parties, we typically are paid a management fee of approximately 5% to 8% of the community's revenue. In addition, in certain management contracts, we have the opportunity to earn incentive management fees based on monthly or yearly operating or cash flow results. These fees are included in the "Management services" operating revenue line item on our consolidated statements of income.

As a part of certain management contracts, we may provide an operating deficit credit facility. This means that if a community has depleted all of its operating reserves and does not generate enough cash flow during a month to cover its expenses, we would provide a loan to the community to cover the cash shortfall. These loans are generally included with our development joint ventures and usually are provided for a limited period of time, generally until the community reaches stabilization, which is generally within 12 to 20 months. Typically, the terms of these loans provide for no limitation to the maximum potential future payments under the loans. At December 31, 2004, 16 operating communities were subject to a Sunrise operating deficit credit facility and 25 additional communities will be subject to a credit facility upon opening. We funded $.6 million under these credit facilities through

2003 related to six communities. We funded $1.8 million under these credit facilities in 2004 related to three communities. At December 31, 2004, $0.7 million has been repaid. We expect to fund an additional $0.8 million in 2005 related to two Canadian communities. The amounts funded in 2004 and 2005 are expected to be recoverable from cash flows from operations of the ventures.

In certain transactions, we have provided credit support arrangements and commitments to advance funds to portfolios of properties that we have developed or for which we acquired management contracts with an opportunity for significant occupancy increases. Generally, credit support arrangements are for limited periods of time and require payments if cash flow is below stated targets. For portfolios that we sell, we establish reserves from property sale transaction proceeds to fund these potential payments. Payments in excess of reserve amounts are expensed unless they are in the form of contractual advances. At December 31, 2004, we had three joint venture agreements comprising 25 properties that were subject to credit support arrangements. Generally, these arrangements terminate within two to 22 months. We expect to fund $2 million in 2005 under these arrangements. At December 31, 2004, we have commitments to advance funds on 46 communities, the longest of which is for less than two years. Advances under these commitments are recoverable as loans and are generally repayable to us from property operating cash flows and/or proceeds from the sale of the property. We expect to fund $13 million in 2005 under these commitments.

Sale/Long-Term Manage Back Program

In 2000, we announced our intention to sell owned properties and retain long-term management contracts and, in many cases, minority equity interests in the properties. This strategy of selling properties enabled us to reduce our debt, re-deploy our capital into new development projects and realize cash gains on appreciated real estate. Additionally, the sale/long-term manage back program assisted our long-range strategic objective of transforming ourselves into a senior living management services company. We currently operate 60 remaining consolidated and majority owned communities. Twenty-nine of the communities are leased and 31 communities are wholly owned. The 31 remaining wholly owned communities have a book value of approximately $231 million and are secured by $29 million of debt.

We have performed under our sale/long-term manage back program by selling some properties 100% to third-parties and retaining a long-term management contract and selling some properties to joint ventures in which we have a minority ownership interest, generally ranging from 10% to 25%. If we sell a property to a joint venture in which we have a minority ownership interest, generally accepted accounting principles require that we record a gain limited to the portion of the sale associated with third-party ownership in the joint venture and the cash we received in the transaction. Generally accepted accounting principles also require that we record, at historical cost basis, our remaining ownership of the property sold and debt assumed by the joint venture as an investment. This investment is included in the "Investments in unconsolidated senior living properties" line item on the balance sheet.

The recognition of the gain from these sales in our consolidated statements of income, which is recorded in "Income from property sales," is determined by the terms of the purchase and sale agreement. Often, the purchasers in these transactions require that the properties perform at a certain operating level for up to one-year following the sale transaction. The operating contingencies placed in these agreements require us to defer a portion of the gain until such operating contingencies have been met. If the operating contingencies are not met for an identified period, we would be required to repay a portion of the cash proceeds related to the specific contingency and would not be able to recognize the portion of the gain associated with that contingency. There have been sale transactions in this sale/long-term manage back program that have not required such operating contingencies. In these instances, we would record the gain in the period in which the sale occurred. The balance of the unrecognized gains on properties sold in prior periods is included in the "Deferred revenue" line of our consolidated balance sheets.

For financial statement purposes, we record a provision for income taxes on all gains we recognize on the sale of properties. For federal income tax purposes, some of our sales are treated as tax-free exchanges.

Off-Balance Sheet Arrangements

We utilize off-balance sheet arrangements in the form of real estate joint ventures. We believe that we reduce the risk to our shareholders of real estate ownership and receive potential upside from the sale of a joint venture by owning a minority interest in the real estate underlying our long-term management contracts. These joint ventures significantly reduce the amount of capital required of us to develop new communities. As part of our operating strategy, we may be required to provide some level of guarantees to these ventures, including limited debt guarantees and operating deficit guarantees. In addition, with respect to development joint ventures, we may provide financing necessary to complete the construction and we often provide development completion guarantees in the event actual costs of development exceed approved budgeted costs (see "Critical Accounting Policies" above).

For summary financial information for unconsolidated entities (7% to 50% owned) in which we have made investments, see Note 7 to our consolidated financial statements. For information regarding the notes receivable from our joint ventures, and guarantees and other commitments and contingencies to our joint ventures, see Notes 5 and 14 to our consolidated financial statements. Eight of our joint ventures are variable interest entities under FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*. See Note 2 to our consolidated financial statements for a more detailed discussion of these eight joint ventures.

Results of Operations

We currently derive our consolidated operating revenues from two primary sources: (1) management services revenue for management services provided to communities owned by unconsolidated joint ventures and other third party owners, and (2) resident fees for the delivery of senior living services to our consolidated communities. As we have continued our long-term strategy of transforming ourselves into a senior management services company, management services revenue has become a larger part of our total operating revenues. Management services revenue comprised 77%, 69% and 42% of total operating revenues for 2004, 2003, and 2002, respectively.

Management services revenue represents fees from long-term contracts for communities owned by unconsolidated joint ventures and other third party owners and pre-opening service fees. We receive management fees for operating communities, which are generally in the range of 5% to 8% of a managed community's total operating revenue. In addition, we receive pre-opening service fees for site selection, zoning, property design, construction management, financing, hiring, training, licensing and marketing services. Reimbursable expenses paid by us for the unconsolidated joint ventures also are reflected as management services operating revenue in the statements of income, as required by contract accounting, and are offset by a corresponding amount reflected in the management services operating expense line item.

Residents, their families, other responsible parties and Medicare/Medicaid typically pay resident fees monthly. In 2004, 2003, and 2002, approximately 92%, 93%, and 99%, respectively, of our resident fee revenue was derived from private pay sources. Approximately eight percent of our resident fee revenue in 2004 was derived from Medicare/Medicaid. Resident fees from residents in our assisted living communities include revenue derived from basic care, skilled nursing care, community fees, extended levels of care, Reminiscence care and other resident related services. Residents who require personal care in excess of services provided under the basic care program pay additional fees.

We classify our operating expenses into the following categories: (1) management services, which includes development and pre-opening expense and operating expenses reimbursable to us from communities owned by unconsolidated joint ventures and other third party owners; (2) facility operating, which includes labor, food, marketing and other direct facility expenses for our consolidated communities; (3) general and administrative, which primarily includes headquarters and regional staff expenses and other administrative costs; (4) depreciation and amortization; and (5) facility lease, which represents rental expenses for consolidated communities not owned by us.

Income from property sales represents the gain recognized from the sale of senior living properties. Generally, upon sale of a property, we will enter into a long-term management agreement to manage the community.

We operate within one defined business segment providing senior living services both domestically and internationally. Our senior living services operations include full-service senior living management services, pre-opening services to third parties and joint ventures for market and site selection, pre-opening sales and marketing, start-up training, development and construction of senior living properties, securing project and permanent financing for senior living properties and our sale/long-term manage back of senior living properties. See Note 19 of our consolidated financial statements.

The following summarized table sets forth the components of our net income (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Total operating revenues	$ 1,461,924	$ 1,108,540	$ 427,689
Total operating expenses	(1,415,955)	(1,074,633)	(394,164)
Income from property sales	24,330	75,579	74,211
Income from operations	70,299	109,486	107,736
Interest income	8,533	8,869	11,338
Interest expense	(7,069)	(25,440)	(35,458)
Equity in earnings of unconsolidated senior living properties	9,394	5,343	4,707
Minority interests	(701)	(1,105)	(160)
Income before provision for income taxes	80,456	97,153	88,163
Provision for income taxes	(29,769)	(34,975)	(33,502)
Net income	$ 50,687	$ 62,178	$ 54,661

We reclassified income from property sales from operating revenues and it is now reflected in other income. These amounts remain a component of income from operations.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

During 2004, we continued to capitalize on our brand and management services experience by adding additional third-party management and development contracts. In 2004, we began operating nine additional communities which we lease or in which we have an ownership interest and managing seven additional communities for independent third parties. We terminated two management contracts and three leases acquired through the MSLS acquisition, closed three previously acquired smaller communities, and sold one other community.

Total operating revenue increased by $353 million to $1.5 billion for the year ended December 31, 2004 from $1.1 billion for the year ended December 31, 2003. Net income decreased 18% to $51 million for the year ended December 31, 2004, or $2.24 per share (diluted), from $62 million for the year ended December 31, 2003, or $2.63 per share (diluted). The decrease in net income between the years ended December 31, 2004 and December 31, 2003 was primarily due to the anticipated reduction in income from property sales of $51 million, which was partially offset by continued strong growth in management services revenues, net of management services expenses, of $29 million, and the ability to generate positive net interest income in 2004 as opposed to net interest expense in 2003.

Operating Revenue

Management services operating revenue increased by $351 million to $1.1 billion for the year ended December 31, 2004 from $768 million for the year ended December 31, 2003. This increase was primarily due to the growth in the number of communities operated or managed by us for unconsolidated joint ventures and other third party owners or in the pre-opening phase, including those facilities acquired on March 28, 2003 from MSLS. The total number of communities managed for unconsolidated joint ventures and other third party owners increased 4% to 320 communities at December 31, 2004, up from 307 communities at December 31, 2003. Of the 307 communities managed at December 31, 2003, 108 communities were acquired on March 28, 2003 and therefore only contributed approximately nine months of revenues during the year ended December 31, 2003. Of the $351 million increase in management services revenue, $155 million was due to the properties included in the MSLS acquisition. In addition, there was an increase of $73 million due to new third-party managed properties being added on or subsequent to December 31, 2003 and $52 million from newly opened joint venture communities. We also saw an increase of $57 million from 17 new communities in unconsolidated joint ventures added from June 30, 2003 to September 30, 2003 as a result of sales of consolidated properties on or subsequent to June 30, 2003, many of which are accounted for under contract accounting, which requires the presentation of reimbursable expenses as revenues in the statements of income. Since these 17 consolidated communities were sold between June 30 and September 30, 2003, they had twelve months of revenue for year ended December 31, 2004 but less than six months of revenue for year ended December 31, 2003. These revenues are offset by a corresponding amount reflected in the management services operating expense line item. The remaining increase was due to a $9 million increase in revenues from existing joint ventures and managed communities and a $5 million increase in pre-opening fees.

Resident fees represent operating revenues earned from residents in our consolidated communities. Resident fees increased $2 million to $343 million for the year ended December 31, 2004 from $341 million for the year ended December 31, 2003. While there was a slight net change in the total resident fees, a number of significant offsetting items contributed to this. Resident fees increased by $49 million due to the acquisition of MSLS communities with operating leases and by $8 million due to the acquisition of other consolidated communities at the end of the second quarter of 2003. In addition, there was an increase of $10 million in resident fees from other consolidated communities existing at December 31, 2003 driven by increases in occupancy and daily rate. These increases were offset by a decrease of $57 million as a result of the sale of 33 consolidated senior living communities between June 30, 2003 and September 30, 2003. Since these 33 consolidated communities were sold between June 30 and September 30, 2003, they had approximately nine to twelve months of revenue for the year ended December 31, 2003 but none for the year ended December 31, 2004. We also experienced a decrease of $5 million due to the closure of two communities in the second quarter of 2004, one community in the third quarter of 2004 and one community in the fourth quarter of 2004. In addition, there was a decrease in resident fees of $3 million due to the sale of ten consolidated communities on March 28, 2003. Since these ten consolidated communities were sold on March 28, 2003, they had approximately three months of revenue for the year ended December 31, 2003 but none for the year ended December 31, 2004. All of these 43 consolidated communities sold continue to be managed by us, and as such, management revenue from these facilities is included in management services operating revenue for the year ended December 31, 2004.

Average resident occupancy for the 131 stabilized communities that we operated in both 2004 and 2003 and in which we have an ownership interest was 90.56% compared to 89.58%, respectively. We believe occupancy is an important indicator of revenue growth. Due in part to the larger size of our developments and the general increase in competition, the lease-up period (period of time from opening to stabilization) is now typically 12 to 20 months. Although the lease-up period is longer, we have not changed our definition of what we consider a stabilized community. We define stabilized communities as those we have an ownership interest in and have operated for at least 12 months or those that have achieved occupancy percentages of 95% or above at the beginning of the measurement period.

The average daily rate paid by residents for the 131 stabilized communities that we operated in both 2004 and 2003 and in which we have an ownership interest in was $134.74 in 2004 compared to $128.05 in 2003. The increase is primarily due to a general increase in the basic care rate.

Operating Expenses

Management services operating expense increased $323 million to $1.0 billion for the year ended December 31, 2004 from $693 million for the year ended December 31, 2003. This increase is consistent with the increase in management services operating revenue and is dictated by the number of unconsolidated joint venture and other third party owned communities accounted for under contract accounting. Contract accounting requires us to reflect the operating expenses of those managed communities as expenses of Sunrise. An offsetting revenue reimbursement is reflected in the management services operating revenue line item.

Facility operating expense for the year ended December 31, 2004 increased $5 million, or 2%, to $259 million from $254 million for year ended December 31, 2003. This increase includes $35 million due to the acquisition of MSLS communities with operating leases. In addition, there was an increase of $6 million in facility operating expenses from other consolidated communities acquired since December 31, 2003 and an increase of $8 million in facility operating expenses from consolidated communities existing at December 31, 2003 driven by increases in occupancy. Offsetting this increase, in part, was a decrease of $37 million in facility operating expense as a result of the sale of 33 consolidated senior living communities from June 30, 2003 to September 30, 2003 and a decrease of $2 million in facility operating expense resulting from the sale of 10 consolidated communities on March 28, 2003. We also saw a decrease of $5 million due to the closure of two communities in the second quarter of 2004, one community in the third quarter of 2004 and one community in the fourth quarter of 2004. Since all of these communities continue to be managed by us, operating expenses from these facilities are included in management services operating expense for the year ended December 31, 2004.

General and administrative expense was $73 million for both the years ended December 31, 2004 and December 31, 2003. The year ended December 31, 2004 includes $3 million in costs related to the implementation of Sarbanes-Oxley internal control requirements. The year ended December 31, 2003 included $11 million in transition expenses related to the acquisition of MSLS. Excluding these costs, general and administrative expense increased $8 million due to the substantial growth in the number of communities managed.

Depreciation and amortization expense for the year ended December 31, 2004 increased to $21 million from $16 million for the year ended December 31, 2003. This increase was primarily due to the full year of amortization related to the leasehold intangibles recorded from the acquisition of MSLS in March 2003 and other fixed assets placed in service in 2004 and 2003.

Facility lease expense for the year ended December 31, 2004 increased $8 million to $47 million from $39 million for the year ended December 31, 2003. This increase was due to the March 28, 2003 acquisition of 18 MSLS communities with operating leases, which only contributed approximately nine months of expense for the year ended December 31, 2003.

Income from Property Sales

Income from property sales fluctuates depending on the timing of property sale transactions and the satisfaction of certain required operating contingencies in the sales transactions. For the year ended December 31, 2004, income from property sales decreased $51 million from the year ended December 31, 2003 primarily due to the number of properties sold in each year. In 2003, we substantially completed the sale/long-term manage back program. We sold 43 properties in 2003 and only four properties in 2004, three of which were sold in December 2004. All of the $24 million in income from property sales in 2004 were gains previously deferred on property sales completed during 2003 as a result of certain operating contingencies being met in 2004. With respect to the three properties sold in December 2004, we deferred approximately $2 million of income because of certain future operating contingencies. In addition, income from property sales was reduced by $2 million for incentive compensation to certain employees directly related to the establishment of the Sunrise REIT. See Note 13 to our consolidated financial statements for a discussion of our sale/long-term manage back transactions.

Interest

Net interest income for the year ended December 31, 2004 was $1 million compared to net interest expense of $17 million for the year ended December 31, 2003. The $18 million decrease was due to a decrease in interest expense. The decline in interest expense was due to a $259 million net reduction in debt during 2003. As such, we incurred interest expense on this debt during 2003 but no interest expense on this debt in 2004. In addition, our debt decreased further from $198 million at December 31, 2003 to $192 million at December 31, 2004, or 3%. The weighted-average interest rate on our fixed and variable rate debt at December 31, 2004 was 5.48% compared to 5.03% at December 31, 2003. Interest income for the year ended December 31, 2004 was consistent with interest income for the year ended December 31, 2003.

Equity in Earnings of Unconsolidated Senior Living Properties

Equity in earnings of unconsolidated senior living properties increased to $9 million for the year ended December 31, 2004 compared to $5 million for the year ended December 31, 2003. The increase was primarily attributable to improved operations and additional incentive fees from the unconsolidated senior living properties.

Provision for Income Taxes

The provision for income taxes was $30 million for the year ended December 31, 2004 compared to $35 million for the year ended December 31, 2003. The decrease was due to a decrease in pre-tax income primarily as a result of lower income from property sales. Our effective tax rate for the year ended December 31, 2004 was 37% compared to 36% for the year ended December 31, 2003.

Realization of the deferred tax asset of $25 million at December 31, 2004 is dependent mostly on generating sufficient taxable income prior to the expiration of the loss carryforwards. We expect to fully utilize the loss carryforwards prior to expiration.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

In 2003, we began operating 35 additional communities which we lease or in which we have an ownership interest and managing 133 additional communities for independent third parties and we terminated one management contract and three leases acquired through the MSLS acquisition.

Total operating revenue increased by $681 million to $1.1 billion for the year ended December 31, 2003 from $428 million for the year ended December 31, 2002 primarily due to the increase in our operating portfolio resulting from the MSLS acquisition in March 2003. Net income increased 14% to $62 million for the year ended December 31, 2003, or $2.63 per share (diluted), from $55 million for the year ended December 31, 2002, or $2.23 per share (diluted). The increase in net income between the years ended December 31, 2003 and December 31, 2002 was mainly due to increased income from operations due to the MSLS acquisition and reduced interest expense as a result of a $259 million reduction in debt.

Average resident occupancy for the 119 stabilized communities that we operated in both 2003 and 2002 and in which we have an ownership interest was 90.44% compared to 89.71%, respectively. We believe occupancy is an important indicator of revenue growth. Due in part to the larger size of our developments and the general increase in competition, the lease-up period (period of time from opening to stabilization) is now typically 12 to 20 months. Although the lease-up period is longer, we have not changed our definition of what we consider a stabilized community. We define stabilized communities as those we have an ownership interest in and have operated for at least 12 months or those that have achieved occupancy percentages of 95% or above at the beginning of the measurement period.

The average daily rate paid by residents for the 119 stabilized communities that we operated in both 2003 and 2002 and in which we have an ownership interest in was $127 in 2003 compared to $121 in 2002. The increase is primarily due to a general increase in the basic care rate.

Operating Revenue

Management services operating revenues increased by $588 million to $768 million for the year ended December 31, 2003 from $180 million for the year ended December 31, 2002. This increase was primarily due to the growth in the number of communities we manage or in the pre-opening phase. The total number of communities managed increased 140% to 307 communities at December 31, 2003, up from 128 communities at December 31, 2002. Excluding the 108 managed communities acquired on March 28, 2003 from MSLS, our operating portfolio increased 55%. This growth resulted primarily from the addition of 79 new management contracts during 2003, partially offset by the termination of eight management contracts. In addition, there was a 20% increase in the number of communities in unconsolidated joint ventures (120 versus 100), many of which are accounted for under contract accounting, which requires the presentation of reimbursable expenses as revenues in the statements of income. These revenues are offset by a corresponding amount reflected in the management services operating expense line item.

Resident fees represent operating revenues earned from residents in our consolidated communities. Resident fees increased $93 million, or 37%, to $341 million for the year ended December 31, 2003 from $248 million for the year ended December 31, 2002. This increase includes $155 million due to the acquisition of 18 MSLS communities with operating leases, net of the termination of three operating leases in 2003, and $7 million due to the acquisition of the majority interest in seven senior living communities. In addition, there was an increase of $9 million in resident fees from other consolidated communities driven by increases in occupancy and average daily rate. Offsetting these increases, in part, was a decrease of $78 million due to the sale of 33 senior living communities in 2003.

Operating Expense

Management services expenses increased $537 million to $693 million for the year ended December 31, 2003 from $156 million for the year ended December 31, 2002. This increase is consistent with the increase in management services operating revenues and is dictated by the number of unconsolidated joint venture and other third party owned communities accounted for under contract accounting. Contract accounting requires us to reflect the operating expenses of those managed communities as operating expenses of Sunrise. An offsetting revenue reimbursement is reflected in the management services operating revenue line item.

Facility operating expenses for the year ended December 31, 2003 increased $87 million, or 52%, to $254 million from $167 million for the year ended December 31, 2002. This increase includes $116 million due to the acquisition of 18 MSLS communities with operating leases, net of the termination of three operating leases in 2003, and $6 million due to the acquisition of the majority interest in seven senior living communities. In addition, there was an increase of $11 million in facility operating expenses from other consolidated communities due to increased insurance expense, labor expense and employee benefit costs. Offsetting these increases, in part, was a decrease of $46 million due to the sale of 33 senior living communities in 2003.

General and administrative expenses increased to $73 million for the year ended December 31, 2003 compared to $37 million for the year ended December 31, 2002. The $36 million increase in general and administrative expenses is primarily due to the substantial growth in the number of communities operated in 2003 and the increased overhead due to the MSLS acquisition. Included in general and administrative expenses for 2003 is $11 million in transition expenses related to the acquisition of MSLS. There were no transition expenses incurred in 2004.

Depreciation and amortization expense for the year ended December 31, 2003 decreased 35% to $16 million from $25 million for the year ended December 31, 2002. This decrease correlates with the corresponding 35% decrease in property and equipment and properties held for sale.

Facility lease expenses for the year ended December 31, 2003 increased $30 million to $39 million from $8 million for the year ended December 31, 2002. This increase was due to the acquisition of 18 MSLS communities with operating leases, net of the termination of three operating leases in 2003.

Income from Property Sales

Income from property sales fluctuates depending on the timing of property sale transactions and the satisfaction of certain required operating contingencies in the sales transactions. For the year ended December 31, 2003, we recognized $35 million of gains previously deferred on property sales completed during 2002 as a result of certain operating contingencies being met in 2003. In addition, we recognized $41 million of gains from the sale/long-term manage back transactions completed in 2003. See Note 13 to our consolidated financial statements for a discussion of our sale/long-term manage back transactions.

Interest

Net interest expense for the year ended December 31, 2003 decreased to $17 million from $24 million for the year ended December 31, 2002. In accordance with FASB Statement No. 145, *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* the extraordinary loss recognized in 2002 of approximately $4 million ($2 million net of tax) for fees associated with the $92 million term loan and the premium paid for the early redemption of our 5 1/2% convertible notes was reclassified to interest expense. Excluding this reclassification, the $3 million decline was due to a decrease of $6 million in interest expense partially offset by a $3 million decline in interest income. The decrease in interest expense was due to the decline in the interest rates that we pay on our variable rate debt. The weighted-average interest rate on our fixed and variable rate debt at December 31, 2003 was 4.50% compared to 6.02% at December 31, 2002. In addition, debt decreased from $457 million to $223 million, or 51%. The decrease in interest income was due to the decline in interest rates that we receive on short-term investments, a reduction in short term investments due to the acquisition of MSLS and the pay-down of notes receivable.

Provision for Income Taxes

The provision for income taxes was $35 million for the year ended December 31, 2003 compared to $34 million for the year ended December 31, 2002. The increase was primarily due to an increase in pre-tax income, which was slightly offset by the use of an effective tax rate of 36% for the year ended December 31, 2003 compared to 38% for the year ended December 31, 2002. The decrease in the effective tax rate is due to a decrease in our state and international effective tax rates based upon our operating history and previous tax positions in those jurisdictions.

Realization of the deferred tax asset of $24 million at December 31, 2003 is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. We expect to fully utilize the loss carryforwards prior to expiration.

Liquidity and Capital Resources

We had $102 million in working capital at December 31, 2004, including $157 million of cash and cash equivalents. In addition, we had $166 million available under credit facilities.

Working capital increased by $31 million to $102 million at December 31, 2004 from $71 million at December 31, 2003. This increase was primarily due to an increase in cash resulting from the disposition of properties in the fourth quarter of 2004 and an increase in due from affiliates and prepaids and other current assets, offset by an increase in accounts payable and accrued expenses primarily due to an increase in reserves for community insurance programs.

Net cash provided by operating activities for 2004 was $89 million and net cash used in operating activities for 2003 was $12 million. The primary drivers for the change in operating cash activity are an increase in income from management services, as we have increased the number of communities managed, and an increase in accounts payable and accrued expenses. We have completed our transformation from a property owning entity to a manager of senior living facilities and expect that property sales will not be a driver of our business. The increase in accounts payable and accrued expenses will fluctuate based on the timing of the payment of vendors of communities that we operate. The reimbursement for these costs will vary as some costs are pre-funded, such as payroll, while others are reimbursed after incurred. Therefore, there will not always be a correlation between increases and decreases of accounts payable and receivables from owners for our managed communities.

Net cash provided by investing activities was $6 million and $288 million for 2004 and 2003, respectively. During 2004, we had cash provided by the sale of properties of $136 million and cash used in the acquisition of property of $111 million. In addition, we had a net outflow of cash of $32 million as we continued to make investments in joint ventures and notes receivable during the year. During 2003, we used $92 million for the acquisition of MSLS, $2 million for the acquisition of the majority ownership in seven senior living properties, cash provided by the sale of properties of $405 million and cash used in the acquisition of properties of $105 million. We also had a net cash inflow of $73 million from investments in joint ventures and notes receivable during 2003. Finally, we had $13 million and $7 million of cash that had restrictions lifted in 2004 and 2003, respectively.

Net cash used in financing activities was $41 million and $346 million for 2004 and 2003, respectively. Financing activities for the year ended December 31, 2004 and 2003 included additional borrowings of $113 million and $266 million, respectively, offset by debt repayments of $119 million and $556 million, respectively. The additional borrowings under our credit facility were used to fund our continued development of senior living properties and refinance existing debt. The significant repayments in 2003 are partially a result of our sale/long-term manage back program. During the year ended December 31, 2004, we repurchased approximately $63 million of our common stock and received proceeds of $30 million from the exercise of stock options. During the year ended December 31, 2003, we repurchased approximately $106 million of our common stock and received proceeds of $53 million from the exercise of stock options.

To date, we have financed our operations primarily with cash generated from operations, both short-term and long-term borrowings and proceeds from the sale of properties pursuant to our sale/long-term manage back program. At December 31, 2004, we had $192 million of outstanding debt at a weighted average interest rate of 5.48% including $120 million of convertible notes. Of the $192 million of outstanding debt, we had $149 million of fixed-rate debt at a weighted average interest rate of 5.74% and $43 million of variable rate debt at a weighted average interest rate of 4.57%.

At December 31, 2004, we had $35 million of debt that is due within the next twelve months. Of this amount, $17 million relates to seven wholly owned properties. This debt is mortgage financing, most of which we intend to refinance or extend during 2005. The remaining $18 million represents borrowings under our credit facility, which were repaid in January 2005.

On September 23, 2003, we closed on a $200 million corporate credit facility with a syndicate of banks. The corporate credit facility provides for both cash borrowings and letters of credit. It has an initial term of three years with an extension option. Borrowings are used for general corporate purposes, including investments, acquisitions and the refinancing of existing debt. Consistent with our transformation to a management services company, the facility is not secured by real estate and replaced a $265 million syndicated revolving credit facility, which was primarily used for construction of wholly owned senior living properties.

Our debt instruments contain various financial covenants and other restrictions, including provisions that: (1) require us to meet certain financial tests (for example, our $200 million line of credit requires us not to exceed certain leverage ratios, to maintain certain fixed charge coverage ratios and to have a consolidated net worth of at least $387 million as adjusted each quarter and to meet other financial ratios); (2) require consent for changes in control; and (3) restrict our ability and our subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which we are not the surviving entity, without lender consent. At December 31, 2004, we were in compliance with all of our debt covenants.

Our current contractual obligations include long-term debt, operating leases for our corporate and regional offices, operating leases for 29 of our communities, 27 contracts to purchase land, and four contracts to lease land. See Note 9 and Note 14 of our consolidated financial statements for a discussion of our contractual obligations.

Principal maturities of long-term debt, future minimum lease payments, and amounts due on land purchases and lease commitments at December 31, 2004 are as follows (in thousands):

	Payment Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	4–5 Years	More Than 5 Years
Long-term debt	$ 191,666	$ 35,264	$ 28,263	$120,684	$ 7,455
Operating leases	561,602	54,444	108,973	109,673	288,512
Land purchase contracts	100,867	73,536	27,331	—	—
Land lease commitments	152,120	329	2,610	2,768	146,413
Total	$1,006,255	$163,573	$167,177	$233,125	$442,380

We anticipate future development to occur in joint ventures and expect to be reimbursed for the majority of the land purchase contracts and land lease costs by our capital partners when the ventures are formed.

As discussed previously in Recent Developments, we expect to complete the acquisition of The Fountains in mid-2005. Our portion of the acquisition (which is not reflected in this table) is estimated to be approximately $63 million, which will be funded by cash on hand and existing credit facilities.

In certain transactions, we have provided credit support arrangements and commitments to advance funds to portfolios of properties that we have developed or for which we acquired management contracts with an opportunity for significant occupancy increases. Generally, credit support arrangements are for limited periods of time and require payments if cash flow is below stated targets. For portfolios that we sell, we establish reserves from property sale transaction proceeds to fund these potential payments. Payments in excess of reserve amounts are expensed unless they are in the form of contractual advances. At December 31, 2004, we had three joint venture agreements comprising 25 properties that were subject to credit support arrangements. Generally, these arrangements terminate within two and 22 months. We expect to fund $2 million in 2005 under these arrangements.

At December 31, 2004, we have commitments to advance funds on 46 communities, the longest of which is for less than two years. Advances under these commitments are recoverable as loans and are generally repayable to us from property operating cash flows and/or proceeds from the sale of the property. We expect to fund $13 million in 2005 under these commitments.

We currently estimate that the existing credit facilities, together with existing working capital, cash flows from operations, financing commitments and financing expected to be available, will be sufficient to fund our short term liquidity needs, including communities currently under construction. Additional financing will, however, be required to complete additional development and to refinance existing indebtedness. We estimate that it will cost approximately $55 million to complete the three communities we currently have under construction. We expect these costs will be recovered when these communities are contributed to joint ventures before construction is complete. We have entered into contracts to purchase and lease additional sites. We expect to develop the majority of the sites under purchase contracts within joint ventures. This business model limits the amount of capital required of us to complete the development of the communities. We expect that the cash flow from operations, together with borrowings under existing credit facilities will be sufficient to fund our investment in the development and construction of these additional communities for at least the next twelve months. We expect from time to time to seek additional funding through public or private financing sources, including equity or debt financing. We can provide no assurance that such financing and refinancing will be available on acceptable terms.

Stock Repurchase Programs

On July 23, 2002, we announced that our Board of Directors authorized the repurchase of outstanding shares of our common stock up to an aggregate purchase price of $50 million over the next 12 months. In 2002, we purchased 581,400 shares at an average price of $25.62 per share through open-market purchases. On May 7, 2003, our Board of Directors expanded our repurchase program to an aggregate of $150 million to repurchase outstanding shares of common stock and/or our outstanding 5¼% convertible subordinated notes due 2009. In 2003, we purchased another 3,959,400 shares at an average price of $26.83. On March 11, 2004, our Board of Directors approved an additional $50 million for the repurchase of outstanding shares of common stock and/or our outstanding 5¼% convertible subordinated notes due 2009. During 2004, we purchased 1,748,668 shares at an average price of $36.14 bringing the total shares purchased through December 31, 2004 to 6,289,468 shares at an average price of $29.31.

Market Risk

We are exposed to market risks related to fluctuations in interest rates on our notes receivable, investments and debt. The purpose of the following analyses is to provide a framework to understand our sensitivity to hypothetical changes in interest rates at December 31, 2004.

We have investments in notes receivable and bonds. Investments in notes receivable are primarily with joint venture arrangements in which we have a minority equity ownership interest ranging from 7% to 50%. At December 31, 2004, we had minority equity ownership interests in 151 senior living properties, 26 of which are under development. We have one property in which we own less than 10%, 121 properties in which we own between 10% and 20%, nine properties in which we own between 21% and 30% and 20 properties in which we own more than 30%. Investments in bonds are secured by the operating properties subject to the debt and are with properties that are managed by us. The majority of the investments have fixed rates. Six of the notes have an adjustable rate.

We utilize a combination of debt and equity financing to fund our development, construction and acquisition activities. We seek the financing at the most favorable terms available at the time. When seeking debt financing, we use a combination of variable and fixed rate debt.

For fixed rate debt, changes in interest rates generally affect the fair market value of the debt, but not earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact fair market value of the debt, but do affect the future earnings and cash flows. We generally cannot prepay fixed rate debt prior to maturity without penalty. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt. Holding the variable rate debt balance of $43 million at December 31, 2004 constant, each one-percentage point increase in interest rates would result in an increase in interest expense for the coming year of approximately $0.4 million.

The table below details by category the principal amount, the average interest rates and the estimated fair market value of our debt. Some of the notes receivable and some items in the various categories of debt, excluding the convertible notes, require periodic principal payments prior to the final maturity date. The fair value estimates for the notes receivable are based on the estimates of management and on rates currently prevailing for comparable loans. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to us for debt of the same type and remaining maturity. The fair market value estimate of the convertible notes is based on the market value at December 31, 2004.

	Maturity Date						Estimated Fair Market Value
(dollars in thousands)	2005	2006	2007	2008	2009	Thereafter	
Assets							
Notes receivable							
Fixed rate	$ 245	$10,620	$5,641	—	—	$12,178	$ 28,684
Average interest rate	15.0%	7.5%	12.3%	—	—	9.4%	—
Variable rate	$ 2,630	$ 93	$ 558	—	$ 7,143	$ 4,467	$ 14,891
Average interest rate	6.0%	4.7%	5.2%	—	5.4%	5.4%	—
Investments							
Bonds	—	—	—	—	—	$ 5,610	$ 5,610
Average interest rate	—	—	—	—	—	11%	—
Sunrise REIT debentures	—	—	—	—	$ 20,757	—	$ 20,757
Average interest rate	—	—	—	—	5.75%	—	—
Liabilities							
Debt							
Fixed rate	$ 4,393	$19,673	$ 132	141	$ 151	$ 3,854	$ 28,663
Average interest rate	9.74%	7.62%	6.88%	6.88%	6.88%	6.88%	—
Variable rate	$30,871	$ 8,258	$ 200	$200	$ 200	$ 3,600	$ 43,329
Average interest rate	5.05%	3.59%	3.00%	3.00%	3.00%	3.00%	—
Convertible notes	—	—	—	—	$119,992	—	$162,589
Average interest rate	—	—	—	—	5.25%	—	—

Impact of Changes in Accounting Standards

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and amends FASB Statement No. 95, *Statement of Cash Flows.* SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We will adopt SFAS 123(R) on July 1, 2005. We believe the 2005 impact of adopting the new standard will be approximately $3.0 million of compensation expense based on our current share based compensation plan and a mid-year adoption.

Impact of Inflation

Management services income from communities operated by us for third parties and resident fees from owned senior living communities are the primary sources of revenue. These revenues are affected by daily resident fee rates and property occupancy rates. The rates charged for the delivery of senior living services are highly dependent upon local market conditions and the competitive environment in which the communities operate. In addition, employee compensation expense is the principal cost element of community operations. Employee compensation, including salary and benefit increases and the hiring of additional staff to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year, but are terminable by the resident at any time upon 30 days' notice, and allow, at the time of renewal, for adjustments in the daily fees payable, and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our communities. We believe, however, that the short-term nature of our resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes.

Management's Report on Internal Control over Financial Reporting

Management of Sunrise Senior Living, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report, have issued an attestation report on management's assessment of internal control over financial reporting, a copy of which appears on the next page of this Annual Report.

March 14, 2005

Paul J. Klaassen
Chief Executive Officer

Larry E. Hulse
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sunrise Senior Living, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Sunrise Senior Living, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sunrise Senior Living, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sunrise Senior Living, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of Sunrise Senior Living, Inc. and our report dated March 14, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

McLean, Virginia
March 14, 2005

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Senior Living, Inc. as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
March 14, 2005

Consolidated Balance Sheets

(dollars in thousands)	December 31, 2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	$ 156,783	$ 102,548
Accounts receivable, net	45,509	46,329
Notes receivable—affiliates	2,875	28,976
Deferred income taxes	25,412	23,570
Due from affiliates	50,078	18,121
Prepaid expenses and other current assets	29,996	16,351
Total current assets	310,653	235,895
Property and equipment, net	369,632	412,228
Notes receivable—affiliates	40,700	48,377
Management contracts and leaseholds, net	83,336	82,395
Costs in excess of assets acquired, net	123,713	106,139
Investments in unconsolidated senior living properties	93,016	73,834
Investments	7,416	5,610
Investment in affiliate	20,757	—
Other assets	36,491	45,320
Total assets	$1,085,714	$1,009,798
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 167,091	$ 113,804
Deferred revenue	6,202	31,229
Current maturities of long-term debt	35,264	19,739
Total current liabilities	208,557	164,772
Long-term debt, less current maturities	156,402	178,383
Deferred income taxes	148,790	129,661
Other long-term liabilities	46,867	45,103
Total liabilities	560,616	517,919
Minority interests	1,580	1,603
Stockholders' Equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, 20,576,275 and 20,987,730 shares issued and outstanding in 2004 and 2003, respectively	206	210
Additional paid-in capital	248,205	273,378
Retained earnings	271,796	221,109
Deferred compensation—restricted stock	(4,535)	(6,564)
Accumulated other comprehensive income	7,846	2,143
Total stockholders' equity	523,518	490,276
Total liabilities and stockholders' equity	$1,085,714	$1,009,798

See accompanying notes.

Consolidated Statements of Income

(in thousands, except per share amounts)	Year Ended December 31, 2004	2003	2002
Operating revenue:			
Management services	$1,119,138	$ 767,765	$179,591
Resident fees	342,786	340,775	248,098
Total operating revenue	1,461,924	1,108,540	427,689
Operating expenses:			
Management services	1,015,562	692,917	156,251
Facility operating	258,667	254,203	167,354
General and administrative	73,263	72,596	36,944
Depreciation and amortization	21,378	16,406	25,317
Facility lease	47,085	38,511	8,298
Total operating expenses	1,415,955	1,074,633	394,164
Other income:			
Income from property sales	24,330	75,579	74,211
Income from operations	70,299	109,486	107,736
Interest income (expense):			
Interest income	8,533	8,869	11,338
Interest expense	(7,069)	(25,440)	(35,458)
Net interest income (expense)	1,464	(16,571)	(24,120)
Equity in earnings of unconsolidated senior living properties	9,394	5,343	4,707
Minority interests	(701)	(1,105)	(160)
Income before provision for income taxes	80,456	97,153	88,163
Provision for income taxes	(29,769)	(34,975)	(33,502)
Net income	$ 50,687	$ 62,178	$ 54,661
Net income per common share:			
Basic net income per common share	$ 2.50	$ 2.92	$ 2.44
Diluted net income per common share	$ 2.24	$ 2.63	$ 2.23

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Shares of Common Stock	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2002	22,166	$222	$ 310,423	$ —	$104,270	$(4,214)	$ 410,701
Net income					54,661		54,661
Interest rate swaps, net of tax						610	610
Foreign currency translation, net of tax						649	649
Total comprehensive income							55,920
Issuance of common stock to employees	611	6	11,028				11,034
Repurchase of common stock	(581)	(6)	(14,892)				(14,898)
Issuance of restricted stock	148	1	4,020	(4,021)			—
Amortization of restricted stock				688			688
Tax effect from the exercise of non-qualified stock options			2,373				2,373
Balance at December 31, 2002	22,344	223	312,952	(3,333)	158,931	(2,955)	465,818
Net income					62,178		62,178
Interest rate swaps, net of tax						2,511	2,511
Foreign currency translation, net of tax						2,587	2,587
Total comprehensive income							67,276
Issuance of common stock to employees	2,408	25	53,052				53,077
Repurchase of common stock	(3,959)	(40)	(106,193)				(106,233)
Issuance of restricted stock	195	2	4,830	(4,832)			—
Amortization of restricted stock				1,601			1,601
Tax effect from the exercise of non-qualified stock options			8,737				8,737
Balance at December 31, 2003	20,988	210	273,378	(6,564)	221,109	2,143	490,276
Net income					50,687		50,687
Foreign currency translation, net of tax						5,703	5,703
Total comprehensive income							56,390
Issuance of common stock to employees	1,339	13	29,713				29,726
Repurchase of common stock	(1,749)	(17)	(63,176)				(63,193)
Conversion of convertible debt			8				8
Issuance of restricted stock	11		400	(400)			—
Amortization of restricted stock				2,119			2,119
Forfeiture of restricted stock	(13)		(310)	310			—
Tax effect from the exercise of non-qualified stock options			8,192				8,192
Balance at December 31, 2004	**20,576**	**$206**	**$ 248,205**	**$(4,535)**	**$271,796**	**$ 7,846**	**$ 523,518**

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2004	2003	2002
Operating activities			
Net income	$ 50,687	$ 62,178	$ 54,661
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from property sales	(24,330)	(75,579)	(74,211)
Equity in earnings of unconsolidated senior living properties	(9,394)	(5,343)	(4,707)
Minority interests	701	1,105	160
Provision for bad debts	896	6,541	850
Provision for deferred income taxes	17,843	24,964	28,559
Depreciation and amortization	21,378	16,406	25,317
Amortization of financing costs and discount on long-term debt	2,018	6,517	5,292
Amortization of deferred compensation	2,119	1,601	688
Loss on early debt retirement	—	—	4,140
Changes in operating assets and liabilities:			
(Increase) decrease:			
Accounts receivable	2,340	(25,516)	(1,194)
Prepaid expenses and other current assets	(20,975)	(17,038)	(15,325)
Other assets	(2,517)	(10,664)	(13)
Increase (decrease):			
Accounts payable and accrued expenses	39,335	5,415	1
Deferred revenue	431	(3,285)	(174)
Other liabilities	8,546	1,012	374
Net cash provided by (used in) operating activities	89,078	(11,686)	24,418
Investing activities			
Acquisition of business and property	—	(93,407)	—
Disposition of property	135,785	405,479	470,368
Acquisition of property	(110,662)	(104,721)	(174,714)
Increase in investments and notes receivable	(159,825)	(60,240)	(52,169)
Proceeds from investments and notes receivable	141,082	140,395	64,678
Decrease (increase) in restricted cash and cash equivalents	12,762	7,281	(6,065)
Distributions from investments	15,255	10,001	6,343
Contributions to investments in unconsolidated senior living properties	(27,987)	(17,226)	(22,107)
Net cash provided by investing activities	6,410	287,562	286,334
Financing activities			
Net proceeds from exercised options	29,726	53,077	11,034
Additional borrowings under long-term debt	112,781	266,423	392,731
Repayment of long-term debt	(119,451)	(555,750)	(569,167)
Net investment in minority interest	(724)	(556)	(750)
Financing costs paid	(392)	(3,408)	(6,858)
Repurchase of stock	(63,193)	(106,233)	(14,898)
Net cash used in financing activities	(41,253)	(346,447)	(187,908)
Net increase (decrease) in cash and cash equivalents	54,235	(70,571)	122,844
Cash and cash equivalents at beginning of period	102,548	173,119	50,275
Cash and cash equivalents at end of period	$ 156,783	$ 102,548	$ 173,119

See accompanying notes.

1. Organization and Presentation

Sunrise Senior Living, Inc. ("Sunrise") is a provider of senior living services, with operations in the United States, Canada, the United Kingdom, and Germany. Founded in 1981, Sunrise began with a simple but innovative vision—to create an alternative senior living option that would emphasize quality of life and quality of care. At December 31, 2004, Sunrise operated 380 open communities, including 367 communities in the United States, 10 communities in Canada and three communities in the United Kingdom, with a total resident capacity of approximately 43,100. Sunrise communities offer a full range of personalized senior living services, from independent living, to assisted living, to care for individuals with Alzheimer's and other forms of memory loss, to nursing and rehabilitative care. Sunrise also develops senior living communities for itself, for joint ventures in which it retains an ownership interest and for third parties.

Sunrise was incorporated in Delaware on December 14, 1994. The consolidated financial statements include Sunrise's wholly owned subsidiaries that manage, own and develop senior living properties.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Sunrise considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Due from Affiliates

Due from affiliates represents reimbursements due from joint ventures for development costs advanced, including development fees, operating costs paid on behalf of affiliates, including payroll and insurance costs, and management fees. Development costs are reimbursed when third party financing is obtained by the affiliate. Operating costs are generally reimbursed within thirty days.

Allowance for Doubtful Accounts

Sunrise provides an allowance for doubtful accounts on its outstanding receivables based on its collection history. Details of the allowance for doubtful accounts receivable are as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Beginning balance	$ 7,132	$ 3,980	$ 4,188
Provision for bad debts	896	6,541	850
Accounts written off	(2,197)	(3,389)	(1,058)
Ending balance	$ 5,831	$ 7,132	$ 3,980

Property and Equipment

Property and equipment are recorded at cost and include interest and property taxes capitalized on long-term construction projects during the construction period, as well as other costs directly related to the development and construction of properties. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. No impairment charge was required in 2004, 2003, and 2002.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including certain direct and indirect costs of a development subsidiary. If a project is abandoned, any costs previously capitalized are expensed.

Assets Held for Sale

Sunrise considers assets to be held for sale when management approves and commits to a formal plan to actively market a property for sale and when other required criteria are met. Upon designation as an asset held for sale, Sunrise records the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and stops recording depreciation expense. Sunrise had two properties held for sale at December 31, 2004 with a combined book value of $10 million, which is included in property and equipment. Liabilities associated with these properties were not material at December 31, 2004.

Intangible Assets

Under FASB Statement No. 142, *Goodwill and Other Intangible Assets,* goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to periodic impairment tests.

Intangible assets relate primarily to the acquisition of Marriott Senior Living Services ("MSLS") and Karrington Health, Inc. in 2003 and 1999, respectively, and are comprised of management contracts, leaseholds, and costs in excess of assets acquired. Costs in excess of assets acquired represent costs of business acquisitions in excess of the fair value of identifiable net assets acquired. Management contracts and leaseholds are amortized using the straight-line method over the remaining contract term, ranging from 1 to 28 years.

Sunrise conducts its annual impairment test of goodwill and indefinite life intangible assets in the fourth quarter. Based on the results of this review, no impairment charge was required in 2004, 2003, and 2002. The carrying amounts of management contracts and leaseholds are reviewed for impairment when indicators of impairment are identified. If the carrying amount of the assets exceeds the undiscounted cash flows over the remaining amortization periods, the carrying amount will be adjusted.

Self-Insurance Programs

Sunrise is self insured for certain levels of property, liability, workers' compensation and employee medical coverage. Sunrise accrues estimated costs of these self-insurance programs at the present value of projected settlements for known and incurred but not reported claims.

Deferred Financing Costs

Costs incurred in connection with obtaining permanent financing for Sunrise-owned properties are deferred and amortized over the term of the financing on a straight-line basis, which approximates the effective interest method.

Investments in Unconsolidated Senior Living Properties

Sunrise owned non-controlling interests in 151 senior living properties at December 31, 2004, 26 of which were under development. Sunrise's interests, through limited liability companies and partnerships, generally range from 7% to 50%. Sunrise has one property in which it owned less than 10%, 121 properties in which it owned between 10% and 20%, nine properties in which it owned between 21% and 30%, and 20 properties in which it owned more than 30%.

Sunrise does not control these entities and is not the primary beneficiary, as major business decisions require approval by the other majority partners or members. Accordingly, these investments are accounted for under the equity method. The investments are recorded at cost and subsequently are adjusted for equity in net income (losses) and cash contributions and distributions.

Sunrise recognizes profits on sales of services to these entities to the extent of the ventures' outside ownership interest. Differences between the carrying value of investments and the underlying equity in net assets of the investee, excluding goodwill, are amortized on a straight-line basis over the estimated useful life of the underlying properties. See Note 14 for information on commitments or contingencies of partnerships or limited liability companies in which Sunrise is a general partner or managing member.

Sunrise's underlying equity in net assets of the investees exceeded the carrying value of investments in the net assets of unconsolidated senior living properties by $52 million at December 31, 2004.

Derivatives and Hedging Activities

Sunrise recognizes all of its derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, Sunrise must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported on the balance sheet and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. Sunrise had no derivative instruments at December 31, 2004 and 2003.

Revenue Recognition

Operating revenue consists of management services revenue and resident fee revenue. Management services revenue is comprised of revenue from management contracts, development contracts and facility contract services. Base management fees are recognized in the month they are earned in accordance with the terms of the management contract. Incentive management fees are recognized as revenue in addition to the base management fee in accordance with the contracts. Revenue from development contracts is recognized over the term of the respective development contracts using the percentage-of-completion method. The cost-to-cost method is used to measure the extent of progress toward completion and calculate the percentage of completion based on the costs incurred to date compared to the expected total costs for the development contract. Revenue from facility contract services is comprised of reimbursable expenses of properties operated with Sunrise's employees under long-term operating agreements and is recognized when services are rendered. Resident fee revenue is recognized monthly as services are rendered. Agreements with residents are generally for a term of one year and are cancelable by residents with thirty days notice.

Income from Property Sales

Income from property sales is recognized upon consummation of the sale of properties, unless a portion of the sale is contingent upon future events or performance. Deferred gains are recognized upon performance or resolution of the contingency.

Stock-Based Compensation

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. Sunrise accounts for stock based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and accordingly, does not recognize compensation expense for stock option grants. In addition, Sunrise grants restricted stock to officers and other key executives. These grants vest over one to ten years. Unvested amounts are reflected in the consolidated balance sheet and represent the fair value of shares at the date of grant, which is amortized as compensation expense over the period of vesting.

Had compensation cost for stock based compensation been determined consistent with FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), Sunrise's net income and earnings per share would have been impacted as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Net income, as reported:	$50,687	$ 62,178	$ 54,661
Fair value option expense, net of tax	(8,832)	(14,812)	(14,076)
Pro forma	$41,855	$ 47,366	$ 40,585
Basic net income per share:			
As reported	$ 2.50	$ 2.92	$ 2.44
Pro forma	2.06	2.22	1.82
Diluted net income per share:			
As reported	2.24	2.63	2.23
Pro forma	$ 1.88	$ 2.05	$ 1.70

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2004, 2003 and 2002: risk-free interest rate yield of 3.5% to 5.4%; dividend of 0%; expected lives of 4 to 10 years; and volatility of 48.67% to 53.20%. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Sunrise's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) supersedes APB 25 and amends FASB Statement No. 95, *Statement of Cash Flows.* SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Sunrise will adopt SFAS 123(R) on July 1, 2005. Sunrise believes the 2005 impact of adopting the new standard will be approximately $3.0 million of compensation expense based on its current share based compensation plan and a mid-year adoption.

Continuing Care Agreements

Residents of the Lifecare Communities are required to sign a continuing care agreement ("Care Agreement") with Sunrise. The Care Agreements stipulate, among other things, the amount of all entry fees and monthly fees, the type of residential unit being provided, and Sunrise's obligation to provide both health care and non-health care services. In addition, the Care Agreements provide Sunrise with the right to increase future monthly fees. The Care Agreements are terminated upon the receipt of a written termination notice from the resident or the death of the resident.

When the present value of estimated costs to be incurred under Care Agreements exceeds estimated revenues, the present value of such excess costs are accrued currently. The calculation assumes a future increase in the monthly revenue commensurate with the monthly cost. The calculation currently results in an expected positive net present value cash flow and, as such, no liability has been recorded in the accompanying consolidated financial statements.

The components of the entry fees for lifecare communities are recorded as Other Liabilities within the consolidated balance sheets and include:

a. **Lifecare Obligation**—This component is refundable to the resident or the resident's estate upon termination or cancellation of the Care Agreement. Lifecare obligations are primarily non-interest bearing and, depending on the type of plan, are equal to either 100, 95, 90 or 50 percent of the total entry fee less any additional occupant lifecare fees. As these obligations are considered security deposits, interest is not imputed on these obligations in accordance with APB 21, *Interest on Receivables and Payables.* Lifecare obligations amount to $26 million and $25 million at December 31, 2004, and 2003 respectively. None of these refundable advance fees are amortized into income.

b. **Additional Occupant Lifecare Fees**—This is a nonrefundable fee for each additional occupant in a residential unit. These nonrefundable fees are recorded as deferred revenues and amortized into income using the straight-line method over the resident's or couple's actuarial life, adjusted annually.

c. **Lifecare Fees**—This component is nonrefundable and equals the total entry fee less the two components described in a. and b. above. These nonrefundable fees are recorded as deferred revenues and amortized into income using the straight-line method over the resident's or couple's actuarial life, adjusted annually.

Third Party Reimbursements

A portion of the revenues from health care services is attributable to patients whose bills are paid by Medicare or Medicaid under contractual arrangements. Medicare reimburses costs based on a Prospective Payment System ("PPS") for most of the communities. PPS does not require a provision for estimated Medicare and Medicaid settlements. There are no receivables for estimated third-party payer settlements at December 31, 2004 or 2003. The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as regulatory actions unknown or unasserted at this time.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange in effect at year-end. The related translation adjustments are made directly to accumulated other comprehensive income. Income and expenses are translated at average monthly rates of exchange in effect during the year. Gains and losses from foreign currency transactions are included in net income.

Variable Interest Entities

On February 1, 2003, Sunrise adopted FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). Under FIN 46, companies are required to determine if they are the primary beneficiary of a variable interest entity. If they are the primary beneficiary, the variable interest entity must be consolidated. All companies with variable interests in variable interest entities created after January 31, 2003 were required to apply the provisions of FIN 46 as of the date the entity was created (immediately). Public companies with calendar year-end quarters with a variable interest in a variable interest entity created before February 1, 2003 were required to apply the provisions of FIN 46 at March 31, 2004.

Sunrise's joint ventures fall into one of three categories. First, Sunrise enters into development joint ventures whereby a third-party investor and Sunrise capitalize a joint venture to develop and operate senior living communities. Second, Sunrise and a third-party investor capitalize a joint venture to acquire an existing senior living property. Finally, as a part of Sunrise's sale long-term manage back program, Sunrise sells owned properties into a joint venture in which it holds a minority interest that is capitalized by a third-party investor. These partnerships obtain non-recourse third-party debt. Sunrise generally does not have future requirements to contribute additional capital beyond the original capital commitments. All three types of joint ventures are established as real estate partnerships to own the underlying property. Sunrise will then enter into a long-term management contract to operate the property on behalf of the joint venture. Sunrise's total investment in these joint ventures is comprised of its direct capital investment in these joint ventures and, when agreed to, subordinated debt provided and other advances. At December 31, 2004, this total investment was $170 million not including any guarantees provided to these joint ventures as described in Note 14. The realization of this investment is dependent upon the ongoing operations of the joint ventures. See Note 7 for the operating results of the joint ventures.

At December 31, 2004, there are eight joint ventures in which Sunrise had an interest that are variable interest entities under FIN 46. Five of the variable interest entities are development joint ventures, which were established between 1999 and 2004 and contain a total of three operating properties and 15 properties under development. One of the variable interest entities is an operating joint venture formed in 2000. The other variable interest entity is a sale/long-term manage back joint venture that contains a total of 28 operating properties. The final variable interest entity is a newly formed joint venture that contains five operating properties recapitalized from a development venture, nine operating properties recapitalized from a sale/manage back venture and two operating properties that were previously wholly owned by Sunrise. Sunrise is not considered the primary beneficiary for any of these joint ventures and therefore, continues to account for these investments under the equity method of accounting. Sunrise's maximum exposure from these eight entities was $80 million at December 31, 2004.

Reclassifications

Certain 2003 and 2002 balances have been reclassified to conform with the 2004 presentation.

Income from Property Sales

Sunrise has reclassified income from property sales from operating revenues and is now reflecting income from property sales as other income. These amounts remain a component of income from operations.

In order to provide comparable cash flows from core operating activities, Sunrise has reclassified all property sale cash flows from operating activities to the investing activities section of the cash flow statement. Accordingly, certain amounts within investing activities have been reclassified from the prior period presentation. The impact to the cash flow statement for the years ended 2003 and 2002 was a reclassification of approximately $40 million and $68 million, respectively, from operating cash flows to investing cash flows.

Lifecare Obligations

Lifecare obligations, the component of entry fees for lifecare communities, which are refundable to the resident or the resident's estate upon termination or cancellation of the care agreement, have been reclassified from Current and Long-term Debt to Other Liabilities at December 31, 2003. These obligations are primarily non-interest bearing and are considered security deposits, rather than debt. Lifecare obligations were $26 million and $25 million at December 31, 2004 and 2003, respectively.

Priority Return Income

Income received from four joint ventures for priority returns previously recorded in Management Services Revenue has been reclassified in 2003 and 2002 to a component of Equity in Earnings of Unconsolidated Senior Living Properties. These amounts totaled $5 million, $4 million, and $4 million in 2004, 2003, and 2002, respectively.

Sunrise has also reclassified priority returns and distributions from changes in other assets and other liabilities in operating activities to distributions from investments in the investing activities section of the cash flow. Total distributions and priority returns were $15 million, $10 million and $6 million in 2004, 2003, and 2002 respectively.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
	2004	2003
Prepaid insurance	$13,887	$ 5,914
Deposits	2,735	2,331
Interest receivable	2,522	1,770
Prepaid taxes	1,156	763
Other	9,696	5,573
	$29,996	$16,351

4. Property and Equipment, Net

Property and equipment consists of the following (in thousands):

		December 31,	
	Asset Lives	2004	2003
Land and land improvements	15 years	$ 46,281	$ 53,089
Building and building improvements	40 years	246,756	269,107
Furniture and equipment	3–10 years	78,783	68,070
		371,820	390,266
Less accumulated depreciation and amortization		(70,392)	(60,563)
		301,428	329,703
Construction in progress		68,204	82,525
Property and equipment, net		$369,632	$412,228

Depreciation expense was $18 million, $13 million, and $20 million for the years ended December 31, 2004, 2003, and 2002, respectively.

5. Notes Receivable—Affiliates

Notes receivable—affiliates plus accrued interest consist of the following (in thousands):

	December 31,	
	2004	2003
LLC Note III, interest accrues at 10.0%	$ —	$ 16,920
Note II with international joint venture, interest accrues at 12.5%	—	14,386
Note III with international joint venture, interest accrues at 12.5%	1,074	460
Note IV partner loan with international joint venture, interest accrues at 15.0%	245	9,369
Note V with international joint venture, imputed interest rate of 4.37%	1,095	870
LLC Note VI, revolving credit agreement, interest accrues at 10.0%	9,160	12,865
Promissory Note III, interest accrues at 8.0%	300	280
Promissory Note IV, interest accrues at higher of 6% or LIBOR plus 3.0%	2,630	2,681
Promissory Note V, interest accrues at 7.5%	—	4,325
Promissory Note VI, interest accrues at LIBOR plus 3.0%	1,304	1,304
Promissory Note VII, interest accrues at LIBOR plus 2.5%	1,038	1,041
Promissory Note VIII, revolving credit agreement, interest accrues at 15.0%	3,505	1,591
Promissory Note IX, interest accrues at 8.0%	1,836	1,700
Promissory Note X, interest accrues at LIBOR plus 3.5%	2,125	2,132
Promissory Note XI, credit line, interest accrues at LIBOR plus 3.0%	7,143	7,172
Promissory Note XII, interest accrues at LIBOR plus 2.75%	558	—
Subordinated Loan Agreement I interest accrues at 10.75%	849	—
Promissory Note XIII, interest accrues at 7.5%	10,483	—
Other notes receivable	230	257
	43,575	77,353
Current maturities	(2,875)	(28,976)
	$40,700	$ 48,377

In March 1999, Sunrise jointly formed a limited liability company ("LLC III") in which it owns a 9% minority interest. The purpose of LLC III is to develop, construct and own senior living properties. Sunrise loaned LLC III $16 million ("LLC Note III") to partially finance the initial development and construction of five properties. All five properties were completed and open at December 31, 2003. These properties were included in those properties sold to Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT") in December 2004. During 2004, Sunrise received payments of $12.8 million and $5.3 million for principal and interest, respectively, to complete the sale of these properties and there is no outstanding balance remaining on the note.

In 2001, Sunrise agreed to make funds available ("Note II") to International LLC to partially finance the initial development and construction of properties in the United Kingdom and Canada. Interest on amounts outstanding under Note II accrued at 12.5%. The Note II to Sunrise was subordinated to other lenders of the joint venture. These properties related to this joint venture were included in those properties sold to Sunrise REIT in December 2004. During 2004, Sunrise received payments of $13.0 million and $3.2 million for principal and interest, respectively, to complete the sale of these properties, and there is no outstanding balance remaining on the note.

In 2001, Sunrise jointly formed a limited liability partnership ("International LLC II") with the majority owner of International LLC in which Sunrise own a 7% minority interest. The purpose of International LLC is to develop, construct and own senior living properties in the United Kingdom and Canada. In 2002, Sunrise agreed to make funds available ("Note III") to International LLC II to partially finance the initial development and construction of properties in the United Kingdom and Canada. Interest on amounts outstanding under Note III accrues at 12.5%. The Note III is subordinated to other lenders of the joint venture. Principal and interest become due as each property is sold by the joint venture.

In 2003, Sunrise approved a Partner Loan ("Note IV") to the majority owner of International LLC II to partially finance the initial development and construction of properties in the United Kingdom and Canada. Interest on amounts outstanding under Note IV accrues at 15.0%. During 2004, Sunrise received payments of $10.6 million for principal. Interest becomes due upon the sale of the properties.

In 2002, Sunrise jointly formed a limited liability partnership ("International LLC III") with the majority owner of International LLC in which Sunrise owns a 20% minority interest. The purpose of International LLC is to develop, construct and own senior living properties in the United Kingdom and Germany. In May 2002, Sunrise approved a Partner Loan ("Note V") to the International LLC III to partially finance the initial development and construction of properties in the United Kingdom and Germany. Interest on amounts outstanding under Note V accrues at an imputed interest rate of 4.37%. Principal and interest become due as each property is sold by the joint venture.

In December 2002, Sunrise jointly formed a limited liability company ("LLC VI") in which Sunrise owns a 20% minority interest. The purpose of LLC VI is to develop, construct and own senior living properties. Sunrise agreed to loan LLC VI up to $20 million ("LLC Note VI") through a revolving credit agreement to partially finance the initial development and construction of fifteen properties. Repayment is expected from funding of the other lenders. Eleven properties were completed and open and four were under construction at December 31, 2004. Interest accrues at 10%. The LLC Note VI is secured by the properties and is subordinated to other lenders of LLC VI. The advanced principal amount of the loan and accrued interest are due on the earlier of December 28, 2010 or termination of the management agreement between the parties. During 2004, an additional $4 million was borrowed against the credit agreement and Sunrise received payments of $6.4 and $1.0 million for principal and interest, respectively.

In February 2002, Sunrise accepted a secured promissory note in the amount of $250,000 ("Promissory Note III") from an unrelated third party. The Promissory Note III pertains to a development and management rights agreement for properties in Georgia and Missouri. Interest accrues at 8% per annum. Principal and accrued interest are due March 2007.

In March 2002, Sunrise accepted a promissory note in the amount of $3 million ("Promissory Note IV") from a limited partnership in which Sunrise has a 20% ownership interest. The Promissory Note IV is subordinated to other lenders of the limited partnership. Interest accrues at the higher of 6% or LIBOR plus 3% per annum. Monthly interest payments started on June 1, 2002 and continued through March 1, 2003. Monthly principal and interest payments started on April 1, 2003 and continued through April 1, 2004. During 2004, the maturity date for this note was extended through April 1, 2005. Principal and any accrued and unpaid interest are due on April 1, 2005.

In March 2003, Sunrise accepted a promissory note in the amount of $4.8 million ("Promissory Note V") from a third party. The Promissory Note V is subordinated to other lenders of the third party. Interest accrues at 7.5% per annum. Monthly interest payments started on April 20, 2003 and continued through February 20, 2004. Monthly principal and interest payments started on February 20, 2004 and continue through February 20, 2033. In 2004, Sunrise received payments of $3.8 and $0.4 million in principal and interest, respectively, and there is no outstanding balance remaining on the note.

In June 2003, Sunrise accepted a promissory note in the amount of $2.1 million ("Promissory Note X") from a limited liability company in which Sunrise has a 10% ownership interest. Interest accrues at LIBOR plus 3.5% per annum. Monthly interest payments started on July 1, 2003 and continue through June 1, 2013. Principal and any accrued and unpaid interest are due and payable on July 1, 2013.

In September 2003, Sunrise accepted a promissory note for a credit line in the amount of $7.9 million ("Promissory Note XI") from a limited liability company in which Sunrise has a 10% ownership interest. Sunrise paid an advance of principal of $7.1 million on the credit line during 2003. Interest accrues at LIBOR plus 3% per annum. Principal and any accrued and unpaid interest are due and payable on September 30, 2008 unless the maturity date is extended. There is an option for a five-year extension to September 30, 2013.

In September 2003, Sunrise accepted a secured promissory note in the amount of $1.3 million ("Promissory Note VI") from a limited liability company in which Sunrise has a 10% ownership interest. Interest accrues at LIBOR plus 3.0% per annum. Monthly interest payments started on October 1, 2003 and continue through September 1, 2013. Principal and any accrued and unpaid interest are due and payable on October 1, 2013.

In September 2003, Sunrise accepted a promissory note in the amount of $1 million ("Promissory Note VII") from a limited liability company in which Sunrise has a 10% ownership interest. Interest accrues at LIBOR plus 2.5% per annum. Monthly interest payments started on October 1, 2003 and continue through September 1, 2013. Principal and any accrued and unpaid interest are due and payable on October 1, 2013.

In November 2001, Sunrise accepted a promissory note for a revolving credit agreement in the amount of $3 million ("Promissory Note VIII") from a company in which Sunrise has a 3% ownership interest. Interest accrues at 15% per annum. Monthly interest payments started on the first calendar day of the month following the first initial draw under the terms of the revolving credit agreement and continue through September 30, 2007. The first draw on the credit agreement was for $1.5 million during September 2003 and the second draw on the credit agreement was for $1.0 million during February 2004. The third and final draw on the credit agreement was for $0.5 million during April 2004. Principal and any accrued and unpaid interest are due and payable on September 30, 2007.

In December 2003, Sunrise accepted a promissory note in the amount of $1.7 million ("Promissory Note IX") from a partner of a jointly formed limited liability company in which Sunrise has a 10% interest. Interest accrues at 8% per annum. Interest is compounded quarterly. Principal and accrued interest are due and payable on the maturity date. The maturity date is the earlier of the date the borrower sells, transfers or assigns all or any portion of its membership interest in the company, the date the company sells substantially all of its assets, or June 30, 2007.

In November 2003, Sunrise accepted a promissory note in the amount of $0.5 million ("Promissory Note XII") from a partner of a jointly formed limited liability company in which Sunrise has a 25% interest. Interest accrues at LIBOR plus 2.75% per annum. Principal and interest are due from cash flow from the limited liability company.

In 2004, Sunrise accepted a subordinated loan ("Subordinated Loan Agreement I") in the amount of $1 million from a property which Sunrise manages but has no ownership interest. Interest accrues at 10.75% simple interest per annum. Payments of principal and interest shall be made as funds are available but are due and payable by November 21, 2024.

In May 2004, Sunrise accepted a promissory note in the amount of $10 million ("Promissory Note XIII") from a property which Sunrise manages but has no ownership interest. Interest accrues at 7.5% simple interest per annum. Payments of interest and principal shall be due on the maturity date of June 1, 2006. Sunrise has an option to purchase alternate property from the borrower, and under the circumstances that Sunrise chooses to purchase this property, the purchase price of the alternate property shall be credited against the principal balance of this note.

Sunrise believes the net carrying amount of the notes receivable approximates market value at December 31, 2004 and 2003.

Sunrise recorded interest income on these notes from these affiliates of $7 million, $7 million and $9 million during 2004, 2003 and 2002, respectively.

6. Intangibles and Other Assets

Intangible assets consist of the following (in thousands):

	December 31, 2004	December 31, 2003	Estimated Useful life
Management contracts, less accumulated amortization of $6,389 and $2,764	$77,785	$76,365	2–29 years
Leaseholds, less accumulated amortization of $2,440 and $1,960	5,551	6,030	2–29 years
	$83,336	$82,395	

Amortization expense was $4 million, $3 million, and $5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense is expected to be approximately $4 million in each of the next five years.

Included in Other Assets is restricted cash totaling $11.1 million and $23.9 million at December 31, 2004 and 2003, respectively, consisting of real estate tax escrows, operating reserves, and capital reserves related to Sunrise's debt agreements and resident deposits.

7. Transactions with Unconsolidated Entities

Included in due from affiliates are net receivables and advances from related unconsolidated partnerships or limited liability companies of $50 million and $18 million at December 31, 2004 and 2003, respectively. Net receivables from unconsolidated partnerships or limited liability companies relate primarily to management activities. Also, see Note 5 for a discussion of notes receivable from affiliates.

Summary financial information for unconsolidated entities (7% to 50% owned) accounted for by the equity method is as follows (in thousands):

	December 31,		
	2004	2003	2002
Assets, principally property and equipment	$2,241,246	$1,915,403	$1,438,034
Liabilities, principally long-term debt	1,512,953	1,343,956	1,003,627
Equity	728,293	571,447	434,407
Revenues	487,913	420,520	271,348
Net income (loss)	$ 175,188	$ 14,353	$ (3,158)

Accounting policies used by the unconsolidated entities are similar to those used by Sunrise. The net income for 2004 includes $155 million from gains on sale of properties.

Total management services revenue from related unconsolidated entities was $408 million, $296 million, and $157 million for the years ended December 31, 2004, 2003 and 2002, respectively. The 2003 and 2002 total management services revenue has been adjusted to conform to the 2004 presentation of the priority return payments as discussed in Note 2.

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,	
	2004	2003
Accrued taxes	$ 672	$ 3,260
Accrued employee benefits	53,103	42,993
Self-insurance reserves	70,621	39,673
Other accruals	29,174	19,191
Accounts payable	9,207	5,509
Other	4,314	3,178
	$167,091	$113,804

9. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,	
	2004	2003
5¼% convertible subordinated notes due 2009	$119,992	$120,000
Corporate credit facility	18,000	—
Other mortgages and notes payable	53,674	78,122
	191,666	198,122
Current maturities	(35,264)	(19,739)
	$156,402	$178,383

In January 2002, Sunrise issued and sold $125 million aggregate principal amount of 5¼% convertible subordinated notes due February 1, 2009. The convertible notes bear interest at 5¼% per annum payable semiannually on February 1 and August 1 each year beginning on August 1, 2002. The conversion price is $35.84 (equivalent to a conversion rate of 27.9018 shares per $1,000 principal amount of the convertible notes). The notes are subordinated to Sunrise's existing and future senior indebtedness. During 2003, Sunrise repurchased $5 million principal amount of the convertible notes. The convertible notes are redeemable at Sunrise's option commencing February 5, 2006, at specified premiums. The holders of the convertible notes may require Sunrise to repurchase the convertible notes upon a change of control of Sunrise as defined in the convertible notes.

During the third quarter of 2003, Sunrise closed on a $200 million corporate credit facility with a syndicate of banks. The corporate credit facility provides for both cash borrowings and letters of credit. It has an initial term of three years with an extension option. Cash borrowings accrue interest at LIBOR plus 1.75% to 3.00% or the higher of the Federal Funds Rate plus 0.50% and Prime plus 0.25% to 1.50%. LIBOR-based borrowings have fixed interest periods of one, two, three or six months. Letters of credit fees are equal to 2.00% of the maximum available to be drawn on the letters of credit. Borrowings are used for general corporate purposes including investments, acquisitions and the refinancing of existing debt. Consistent with Sunrise's transformation to a management services company, the credit facility is not secured by real estate and replaced a $265 million syndicated revolving credit facility. Sunrise pays commitment fees of 0.25% to 0.45% on the unused balance of the credit facility. There were $18 million of cash advances and $39 million of letters of credit outstanding under this credit facility at December 31, 2004. The cash advances accrued interest at 4.23% at December 31, 2004. The letters of credit have been pledged primarily for the benefit of certain municipalities and insurance companies and were unused at December 31, 2004. The letters of credit issued under the corporate credit facility expire within two years.

At December 31, 2004, Sunrise had an additional $6 million in unused letters of credit that were issued by other lending institutions. The letters of credit were pledged for the benefit of a municipality and a lending institution and expire within one year.

In November 2001, Sunrise entered into a $60 million revolving credit facility, expandable to $100 million. The revolving credit facility matures in November 2006, is subject to a five-year extension, accrues interest at LIBOR plus 1.20% (3.66% at December 31, 2004) and is collateralized by senior living properties. The revolving credit facility may be converted to a fixed rate facility at any time during the term. Sunrise pays commitment fees of 0.13% on the unused portion of the credit facility. In September 2003, Sunrise reduced its revolving credit facility to $16 million. At December 31, 2004, the collateral of the revolving credit facility consisted of two properties and $8 million was outstanding.

In December 2002, Sunrise entered into an $18 million revolving credit facility. The revolving credit facility matured in January 2005, accrued interest at LIBOR plus 2.50% (5.06% at December 31, 2004) and was collateralized by senior living properties. In June 2003, Sunrise reduced its revolving credit facility to $11 million due to the sale of one property that served as collateral. At December 31, 2004, the collateral of the revolving credit facility consisted of seven properties and no amounts were outstanding.

In December 2002, Sunrise received a commitment for a $17 million credit facility. The credit facility matured in February 2005, was subject to a one-year extension, accrued interest at LIBOR plus 3.25% (5.65% at December 31, 2004) subject to a minimum of 5.75% and was collateralized by three senior living properties. In June 2003, Sunrise reduced its revolving credit facility to $2 million due to the sale of two properties that served as collateral. At December 31, 2004, the collateral of the revolving credit facility consisted of one property and no amounts were outstanding.

In December 2002, Sunrise received commitments for mortgages on two senior living properties for an aggregate amount of $16 million. The mortgages were scheduled to mature in January 2005 and were subject to a one-year extension. Interest accrued at LIBOR plus 2.50% and the mortgages were cross-collateralized by two senior living properties. In September 2003, Sunrise reduced its revolving credit facility to $9 million due to the sale of one property that served as collateral. In September 2004, the line was terminated.

In June 2003, Sunrise entered into a $2 million revolving line of credit secured by two senior living properties. The line of credit matured in January 2005, accrued interest at LIBOR plus 2.50% (5.06% at December 31, 2004) and was cross-collateralized with the $18 million revolving credit facility entered into in December 2002. At December 31, 2004, no amounts were outstanding.

The other mortgages and notes payable relate primarily to 9 properties whereby outstanding balances are collateralized by the total assets of the respective property. Payments of principal and interest are made monthly. Interest rates range from 3.00% to 10.00% with remaining maturities ranging from less than one year to 22 years. These other mortgages and notes payable have total borrowings of $46 million at December 31, 2004.

During 2001, Sunrise entered into five interest rate swap agreements that effectively converted $125 million of its variable LIBOR based syndicated revolving credit facility to a fixed-rate basis. The maturity dates of the swap agreements ranged from June 2003 to June 2004. In December 2002, Sunrise paid $400,000 to terminate one of the five interest rate swap agreements. In 2003, Sunrise paid $3 million to terminate the remaining four interest rate swap agreements. For the year ended December 31, 2003, Sunrise recognized $2 million in interest expense related to the amortization of the swap balance in accumulated other comprehensive income. Sunrise also wrote off $2 million of the swap balance in accumulated other comprehensive income as debt associated with the swap was repaid as part of the property sale transactions closed in the second and third quarters of 2003. At December 31, 2004 and 2003, Sunrise had a zero balance in accumulated other comprehensive income related to the terminated swap agreements.

There are various financial covenants and other restrictions in Sunrise's debt instruments, including provisions that: (1) require Sunrise to meet certain financial tests (for example, the $200 million line of credit requires Sunrise not to exceed certain leverage ratios, to maintain certain fixed charge coverage ratios and to have a consolidated net worth of at least $387 million as adjusted each quarter and to meet other financial ratios); (2) require consent for changes in Sunrise's control; and (3) restrict Sunrise and its subsidiaries' ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which Sunrise is not the surviving entity, without lender consent. At December 31, 2004, Sunrise was in compliance with all of its debt covenants.

Principal maturities of long-term debt at December 31, 2004 are as follows (in thousands):

2005	$ 35,264
2006	27,931
2007	332
2008	341
2009	120,343
Thereafter	7,455
	$191,666

Interest paid totaled $10 million, $23 million and $36 million in 2004, 2003 and 2002, respectively. Interest capitalized was $6 million, $3 million and $7 million in 2004, 2003 and 2002, respectively.

10. Stockholders' Equity

Stock Option Plans

Sunrise has stock option plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. At December 31, 2004, these plans provided for the grant of options to purchase up to 9,898,910 shares of common stock. The option exercise price and vesting provisions of the options are fixed when the option is granted. The options expire ten years from the date of grant and generally vest over a four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted.

On April 25, 1996, the Board of Directors adopted the 1996 Directors' Stock Option Plan (the "Directors' Plan"). Any director who was a member of the Board of Directors but not an officer or employee of Sunrise or any of its subsidiaries (other than the persons elected as director representatives of the holders of Series A Preferred Stock) was eligible to receive options under the Directors' Plan. The option exercise price is not less than the fair market value of a share of common stock on the date the option was granted. The period for exercising an option begins six months after the option was granted and generally ends ten years from the date the option was granted. Options granted under the Directors' Plan vested immediately. All options granted under the Directors' Plan are non-incentive stock options. The Directors' Plan was terminated in March 2000. At December 31, 2004, 75,000 options remained outstanding under the plan.

A summary of Sunrise's stock option activity, and related information for the years ended December 31 are presented below:

	2004		2003		2002	
	Shares (000's)	Weighted-Average Exercise Price	Shares (000's)	Weighted-Average Exercise Price	Shares (000's)	Weighted-Average Exercise Price
Outstanding—beginning of year	4,327	$21.63	6,411	$22.07	6,168	$21.52
Granted	214	35.83	607	19.32	1,049	22.90
Exercised	(1,152)	21.88	(2,337)	21.64	(568)	17.62
Canceled	(424)	26.65	(354)	24.33	(238)	22.24
Outstanding—end of year	2,965	24.29	4,327	21.63	6,411	22.07
Options exercisable at year-end	2,146		2,576		3,572	
Weighted-average fair value of options granted during the year	$14.87		$16.61		$18.15	

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding (000's)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (000's)	Weighted-Average Exercise Price
$ 3.00–$ 8.00	20	0.6	$ 3.42	20	$ 3.42
8.01– 20.00	730	5.4	16.82	680	16.58
20.01– 25.63	1,252	5.3	24.17	934	24.28
$25.64–$44.56	963	7.1	$30.54	512	$31.05
	2,965			2,146	

Restricted Stock

Sunrise's stockholders approved the 2002 Stock Option and Restricted Stock plan at Sunrise's annual meeting of stockholders held on May 17, 2002. On March 21, 2002 and February 25, 2003, a total of 148,100 and 3,500 shares, respectively, of restricted stock were granted to key executives.

Sunrise's stockholders approved the 2003 Stock Option and Restricted Stock plan at its annual meeting of stockholders held on May 12, 2003. On May 12 and September 10, 2003, a total of 192,400 shares of restricted stock were granted to key executives. On March 11, 2004, a total of 2,816 shares of restricted stock were granted to a key executive. On September 8, 2004, and November 17, 2004, a total of 7,535 shares of restricted stock were granted to key executives.

These grants vest over one to ten years. Unvested amounts are reflected in the consolidated balance sheets and represent the fair value of shares at the date of grant, which will be amortized as compensation expense over the period of vesting. During 2004, 2003 and 2002 Sunrise recognized $2.1 million, $1.6 million and $0.7 million in compensation expense, respectively. At December 31, 2004, 74,143 of the 354,351 shares of restricted stock were vested and 12,584 of the 354,351 shares of restricted stock were forfeited.

Repurchase of Outstanding Shares and Conversion of Convertible Debt

In July 2002, Sunrise announced that its Board of Directors authorized the repurchase of outstanding shares of its common stock up to an aggregate purchase price of $50 million over the next 12 months. In 2002, Sunrise purchased 581,400 shares at an average price of $25.62 per share through open-market purchases. In May 2003, the Board of Directors expanded the repurchase program to an aggregate of $150 million to repurchase outstanding shares of Sunrise's common stock and/or its outstanding 5¼% convertible subordinated note due 2009. In 2003, Sunrise purchased another 3,959,400 shares at an average price of $26.83 bringing the total shares purchased through December 31, 2003 to 4,540,800 shares at an average price of $26.68. Additionally, in 2003, Sunrise purchased $5 million of its convertible debt. In 2004, Sunrise purchased another 1,748,668 shares at an average price of $36.14 bringing the total shares purchased through December 31, 2004 to 6,289,468 shares at an average price of $29.31.

Stockholder Rights Agreements

The Board of Directors adopted a Stockholders Rights Agreement ("Rights Agreement") effective April 25, 1996, as amended. All shares of common stock issued by Sunrise between the date of adoption of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The rights expire ten years after adoption of the Rights Agreement. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series C Junior Participating Preferred Stock at a price of $85.00 (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of Sunrise.

The rights initially attach to the common stock. The rights will separate from the common stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding shares of common stock. However, neither Paul J. Klaassen nor Teresa M. Klaassen (nor their affiliates, associates and estates), each of whom, as of the date of adoption of the Rights Agreement, beneficially owned in excess of 20% of the outstanding shares of common stock, will be deemed an "Acquiring Person," unless they acquire an additional 2% of the common stock which was outstanding at the time of completion of Sunrise's initial public offering.

In general, if a person becomes the beneficial owner of 20% or more of the then outstanding shares of common stock, each holder of a right may exercise the right by purchasing common stock having a value equal to two times the Purchase Price. If at any time following the Stock Acquisition Date (1) Sunrise is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (2) 50% or more of Sunrise's assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The Board of Directors of Sunrise generally may redeem the rights at a price of $.005 per right at any time until ten days after an Acquiring Person has been identified as such.

11. Net Income Per Common Share

The following table summarizes the computation of basic and diluted net income per common share amounts presented in the accompanying consolidated statements of operations (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Basic Earnings Per Share:			
Net income	$50,687	$62,178	$54,661
Denominator for basic net income per common share-weighted average shares	20,302	21,298	22,357
Basic net income per common share:	$ 2.50	$ 2.92	$ 2.44
Diluted Earnings Per Share:			
Net income	$50,687	$62,178	$54,661
Assumed conversion of convertible notes, net of tax	4,386	4,584	4,610
Diluted net income	$55,073	$66,762	$59,271
Denominator for basic net income per common share-weighted average shares	20,302	21,298	22,357
Effect of dilutive securities:			
Employee stock awards	979	624	643
Convertible notes	3,348	3,452	3,552
Denominator for diluted net income per common share-weighted average shares plus assumed conversions	24,629	25,374	26,552
Diluted net income per common share:	$ 2.24	$ 2.63	$ 2.23

Certain shares issuable upon the exercise of stock options or convertible notes have been excluded from the computation because the effect of their inclusion would be anti-dilutive. Options are included under the treasury stock method to the extent they are dilutive.

12. Acquisitions

On March 28, 2003, Sunrise completed its acquisition of all the outstanding stock of Marriott International, Inc.'s wholly owned subsidiary, MSLS, which owns and operates senior independent full-service and assisted living properties. Sunrise paid approximately $92 million in cash to acquire all of the outstanding stock of MSLS. Sunrise also assumed approximately $48 million of working capital liabilities and other funding obligations as well as approximately $25 million of life care endowment obligations, the majority of which are expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. Operations of MSLS are included in the consolidated statements of income from March 28, 2003 to December 31, 2004.

The acquisition of MSLS was accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The initial purchase price was allocated to assets acquired, including separately identifiable intangible assets, and liabilities assumed based on current valuations of assets and liabilities. Certain valuations are subject to adjustment as contingencies are resolved and additional information on certain estimates becomes available. Net working capital deficit was adjusted by approximately $5 million, costs in excess of assets acquired and transaction costs were adjusted by approximately $2 million each and land was adjusted by approximately $1 million during 2003 as additional information was obtained or finalization of working capital balances were determined. In 2004, costs in excess of assets acquired was adjusted by approximately $18 million as a result of true-ups of working capital. The purchase price values assigned to the major assets and liabilities were as follows:

Management contracts and leases, net	$63 million
Land	22 million
Life care endowment obligations	25 million
Net working capital deficit and other	48 million
Costs in excess of assets acquired	91 million
Transaction Cost	$12 million

The portion of the purchase price allocated to management contracts and leases will be amortized into expense over the specific term of each individual management contract and lease acquired ranging from two to 29 years. Sunrise also assumed certain guarantees of MSLS and Marriott International, Inc. in the acquisition. See Note 14 for a description of those guarantees. The year ended December 31, 2003 includes $11 million in transition expenses related to this acquisition which have been reflected in general and administrative expenses.

The following unaudited pro forma information presents the results of operations of Sunrise for the years ended December 31, 2003 and 2002, respectively, as if the acquisition of MSLS had taken place at January 1, 2002.

	Year Ended December 31,	
	2003	2002
Revenue	$1,380,291	$1,273,870
Net income	61,637	52,553
Basic earnings per share	2.89	2.35
Diluted earnings per share	$ 2.61	$ 2.15

In June 2003, Sunrise acquired the remaining majority interest, ranging from 50 to 81 percent, in seven senior living properties in which it previously maintained a minority ownership interest. The majority interest holder was a not-for-profit entity. In order to acquire the remaining ownership interest, Sunrise assumed approximately $21 million in debt and paid approximately $2 million in cash. These properties were previously accounted for using the equity method of accounting. The acquisition was accounted for using the purchase method of accounting. Sunrise allocated its current investment carrying value and purchase price to the assets acquired and liabilities assumed. The initial purchase price values assigned to the major assets and liabilities are $35 million for property, $5 million for land, $3 million for furniture, fixtures and equipment, and $21 million for debt. The results of operations for these properties are reflected in Sunrise's consolidated financial statements from June 30, 2003 forward. The acquisition of these interests was immaterial to the pro forma results.

13. Dispositions

In 2000, Sunrise announced its intention to sell selected owned properties as a normal part of its operations and retain long-term management contracts and, in many cases, minority equity interests in the properties. Sunrise has performed under its sale/long-term manage back program by selling some properties 100% to third-parties and retaining a long-term management contract and selling some properties to joint ventures in which Sunrise has a minority ownership interest, generally ranging from 10% to 25%. If Sunrise sells 100% of a property to a third-party owner, Sunrise recognizes a gain from the sale for the difference between the purchase price and the book value of the property, less the costs to sell. Sunrise also removes the book value of the property from the "Property and equipment" line item on the consolidated balance sheet and removes from liabilities any debt repaid or assumed by the new owner in the transaction. If Sunrise sells a property to a joint venture in which it has a minority ownership interest, Sunrise will recognize as a gain from the sale the difference between the purchase price and the book value of the property, less the costs to sell, adjusted to reflect only the gain associated with the third-party ownership in the joint venture. Sunrise does not record a gain on the portion of the sale associated with its remaining ownership in the joint venture. Sunrise also records, at historical cost basis, its remaining ownership of the property sold and debt assumed by the joint venture as an investment.

In December 2000, Sunrise completed the sale of two properties for an aggregate sales price of $28 million. Sunrise realized $9 million in gain, subject to certain contingencies being met, of which $1 million, $5 million and $2 million were recognized in 2002, 2001 and 2000, respectively. Sunrise continues to operate the properties under long-term operating agreements.

In February 2001, Sunrise completed the sale of nine properties for an aggregate sales price of $131 million to a limited partnership in which Sunrise owns a 25% interest. Sunrise realized $41 million in gain, subject to certain contingencies being met, of which $1 million and $40 million was recognized during 2002 and 2001, respectively. Sunrise continues to operate the properties under long-term operating agreements.

In March 2002, Sunrise completed the sale/long-term manage back of 12 assisted living properties to a real estate investment entity in which Sunrise owns a 20% interest. Sunrise realized $43 million in gain, subject to certain operating contingencies being met, of which $43 million was recognized during 2002. Sunrise will continue to operate the properties under long-term management agreements.

In June 2002, Sunrise completed the sale/long-term manage back of two assisted living properties to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise realized $9 million in gain, subject to meeting certain operating contingencies, of which $2 million and $7 million was recognized in 2003 and 2002, respectively. Sunrise will continue to operate the properties under long-term management agreements.

In August 2002, Sunrise completed the sale/long-term manage back of one assisted living property to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise realized $6 million in gain, subject to meeting certain operating contingencies, of which $3 million and $3 million was recognized in 2003 and 2002, respectively. Sunrise will continue to operate the property under a long-term management agreement.

In September 2002, Sunrise completed the sale/long-term manage back of two assisted living properties to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise realized $8 million in gain, subject to meeting certain operating contingencies, of which $4 million and $4 million was recognized in 2003 and 2002, respectively. Sunrise will continue to operate the properties under a long-term management agreement.

In December 2002, Sunrise completed the sale/long-term manage back of 11 assisted living properties to a real estate joint venture in which Sunrise owns a 20% interest. Sunrise realized $36 million in gain, subject to meeting certain operating contingencies, of which $27 million and $9 million was recognized in 2003 and 2002, respectively. Sunrise will continue to operate the properties under a long-term management agreement.

In March 2003, Sunrise completed the sale/long-term manage back of its 100% interest in 10 assisted living properties to a not-for-profit family foundation for an aggregate sales price of $19 million. As part of the sale, Sunrise provided $5 million of seller financing. Sunrise realized $10 million in gain, subject to certain contingencies being met, of which $5 million was recognized in 2003. During 2003, Sunrise started to recognize portions of the remaining $5 million gain contingent on the repayment of the seller financing and the remaining amount was recognized in 2004 upon sale of the note. Sunrise continues to operate the properties under long-term management agreements.

In June 2003, Sunrise completed the sale of 12 consolidated senior living properties and 11 Sunrise joint venture senior living properties. The properties were sold in two separate transactions to two ventures in which Sunrise has a ten percent interest. The aggregate purchase price for the 12 consolidated senior living properties was $167 million and $144 million for the 11 Sunrise joint venture senior living properties. Sunrise realized a $30 million gain from the sale of the 12 consolidated senior living properties, subject to meeting certain operating and financing contingencies, of which $9 million and $21 million was recognized in 2004 and 2003, respectively. The sale of the 11 Sunrise joint venture properties from the original joint venture investor to the new joint venture investor did not result in any income statement impact to Sunrise, however, it did provide for the repayment to Sunrise of all outstanding notes receivable and advances from the existing joint ventures, which approximated $46 million. Sunrise will continue to operate all 23 properties under long-term management contracts.

In September 2003, Sunrise completed the sale/long-term manage back of five consolidated senior living properties to a venture in which Sunrise owns a 10 percent interest. The aggregate purchase price was $94 million. Sunrise realized $14 million in gain, subject to meeting certain operating contingencies of which $5 million and $9 million was recognized in 2004 and 2003, respectively. Sunrise will continue to operate all five properties under long-term management contracts.

In September, 2003, Sunrise completed the sale/long-term manage back of its 100% interest in 16 consolidated senior living properties to a retirement properties company for an aggregate sales price of $158 million. Sunrise realized $14 million in gain, subject to meeting certain operating contingencies, of which $9 million and $5 million was recognized in 2004 and 2003, respectively. Sunrise continues to operate all 16 properties under long-term management contracts.

In 2004, Sunrise recognized $24 million in income from property sales related to sales that occurred in 2003, which was deferred until certain contingencies were met.

Sunrise Senior Living Real Estate Investment Trust

In December 2004, Sunrise closed the initial public offering of Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT"), an independent entity established by Sunrise in Canada. Concurrently with the closing of its initial public offering, Sunrise REIT issued Cdn. $25 million (US $21 million at December 31, 2004) principal amount of subordinated convertible debentures to Sunrise, convertible at the rate of Cdn. $11.00 per unit. The proceeds from the offering and placement of the debentures were used by Sunrise REIT to acquire interests in 23 senior living communities from Sunrise and Sunrise joint ventures, eight of which are in Canada and 15 of which are in the United States. Three of these communities were acquired directly from Sunrise for an aggregate purchase price of $40 million and 20 were acquired from joint ventures in which Sunrise participated for an aggregate purchase price of $373 million. With respect to these three communities, Sunrise realized a gain of $4 million, of which $2 million was deferred until certain operating contingencies are satisfied. In addition, income from property sales was reduced by $2 million for incentive compensation to certain employees directly related to the establishment of Sunrise REIT. Sunrise contributed its interest in the 15 U.S. communities to an affiliate of Sunrise REIT in exchange for a 15% ownership interest in that entity. Sunrise REIT also acquired an 80 percent interest in a recently completed Sunrise community that is in lease-up in Canada for a purchase price of $12 million, with Sunrise retaining a 20 percent interest. In addition, Sunrise has identified nine development projects that will be presented to Sunrise REIT for their potential acquisition.

14. Commitments

Leases

Sunrise leases its corporate offices, regional offices, development offices and warehouse space under various leases. During 1998, Sunrise entered into an agreement to lease new office space for its corporate headquarters. The lease commenced upon completion of the building in July 1999 and expires in September 2013. The lease has an initial annual base rent of $1 million. In September 2003, Sunrise entered an agreement to lease additional office space for its corporate headquarters. The new lease commenced in September 2003 and expires in September 2013. The lease has an initial annual base rent of $3 million. The base rent for both of these leases escalates approximately 2.5% per year in accordance with a base rent schedules. The warehouse lease has a term of ten years, including a 5-year extension that expires in September 2005. The initial annual base rent payments amount to $106,000 for the extension term, subject to annual increases of 3%.

Sunrise has also entered into operating leases for four properties. Two properties commenced operations during 1997 and two properties commenced operations in 1998. In May 1999, in connection with the acquisition of Karrington, Sunrise assumed six operating leases for six senior living properties and a ground lease. The operating lease terms vary from 15–20 years, with two ten-year extension options. Sunrise also has three other ground leases related to three properties in operation. Lease terms range from 15 to 99 years and are subject to annual increases based on the consumer price index and/or stated increases in the lease. Sunrise is also required to amortize an additional $118,000 of rent related to the straight lining of rent benefits for its operational leases.

In March 2003, in connection with the acquisition of MSLS, Sunrise assumed sixteen operating leases and renewed an existing operating lease agreement for another MSLS property in June 2003. Fifteen of the leases expire in 2013, while the remaining two leases expire in 2018.

Future minimum lease payments under office, equipment, ground and other operating leases at December 31, 2004 are as follows (in thousands):

Minimum Lease Payments	
2005	$ 54,444
2006	54,401
2007	54,572
2008	54,746
2009	54,927
Thereafter	288,512
	$561,602

Sunrise has entered into contracts at December 31, 2004 to purchase and lease additional sites to be developed. Expected payments under these contracts upon closing are as follows (in thousands):

	Purchase	Lease
2005	$ 73,536	$ 329
2006	27,331	1,226
2007	—	1,384
2008	—	1,384
2009	—	1,384
Thereafter	—	146,413
	$100,867	$152,120

Sunrise anticipates future development to occur in joint ventures and expects to be reimbursed for the majority of these costs by its capital partners when the ventures are formed.

Guarantees

As a part of Sunrise's operating strategy, Sunrise may provide limited debt guarantees to certain of its business ventures. Unless otherwise stated, Sunrise would be required to perform under a debt guarantee if the business venture failed to perform under the debt agreement and the bank pursued Sunrise's guarantee. At December 31, 2004, Sunrise provided $39 million of debt guarantees to its business ventures, which represents Sunrise's maximum exposure under its debt guarantees. Debt guarantees to development joint ventures amount to $23 million at December 31, 2004. Of the $23 million in debt guarantees to development joint ventures, $10 million will be removed upon achieving certain debt service coverage targets and the remaining $13 million will remain in place throughout the terms of the loans. Debt guarantees to hospital partnerships and acquisition partnerships amount to $10 million and $4 million, respectively, and remain in place throughout the terms of the loans. Debt guarantees for Sunrise's sale/long-term manage back partnerships amount to $2 million and are removed upon reaching certain occupancy and debt service coverage targets. To date, Sunrise has not been required to fund any debt guarantees.

Sunrise has provided $78 million in financing obligations associated with management contracts. In connection with the acquisition of MSLS in March 2003, CNL Retirement Properties, Inc. ("CNL") agreed to assume the obligation to repay life care endowment obligations issued by MSLS with respect to two continuing care retirement communities ($76 million at December 31, 2004). To the extent that CNL fails to satisfy this obligation, Sunrise would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of new endowment obligations as new residents enter the communities. An additional $2 million financing obligation related to the acquisition of MSLS is made up of $1 million of obligations to provide financing under existing credit facilities with respect to four communities and $1 million of payment guarantees under operating agreements with respect to one community.

At December 31, 2004, Sunrise does not believe that it will be required to fund any guarantees under its current outstanding debt guarantees and financing obligations and therefore no liabilities are reflected in the consolidated financial statements for these guarantees.

As part of Sunrise's fee-development for joint ventures, Sunrise typically guarantees that properties will be completed at budgeted costs approved by all partners in the joint venture. Budgeted costs typically include significant contingency reserves for unforeseen costs and potential overruns. Sunrise would be required to fund these guarantees if the actual costs of development exceeded the approved budgeted costs. At December 31, 2004, 28 properties are under construction and subject to completion guarantees. Sunrise has over 20 years experience in the development and construction of senior living properties. Sunrise's construction contractors are experienced in building its prototype and assume much of the risk of on-time and on-budget completion by executing fixed-price contracts. Typically, the terms of these guarantees provide for no limitation to the maximum potential future payments under the guarantee. In certain agreements, if Sunrise is required to fund the guarantee, the amounts funded become loans to the venture and earn interest. Sunrise closely monitors these projects and does not expect to fund any amounts under these development completion guarantees during 2005. None were funded during 2004 and 2003.

On January 1, 2003, Sunrise adopted FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires companies to initially record at fair value guarantees meeting the characteristics described in this Interpretation, which is different from the general practice of recording a liability only when a loss is probable and reasonably estimable, as defined by FASB Statement No. 5, *Accounting for Contingencies.* The Interpretation also requires a guarantor to provide new disclosures for guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The adoption of FIN 45 did not have a material impact on the consolidated financial position or results of operation.

Operating Deficit Credit Facilities

As a part of certain management contracts, Sunrise may provide an operating deficit credit facility. This means that if a property has depleted all of its operating reserves and does not generate enough cash flow during a month to cover its expenses, Sunrise would provide a loan to the community to cover the cash shortfall. These loans are generally included with Sunrise's development joint ventures and usually are provided for a limited period of time. At December 31, 2004, 16 operating communities were subject to an operating deficit credit facility and 25 additional properties will be subject to a credit facility upon opening.

Sunrise funded $0.6 million under these credit facilities through 2003 related to six communities and $1.8 million in 2004 related to three communities. At December 31, 2004, $0.7 million has been repaid. Sunrise expects to fund an additional $0.8 million during 2005 related to two Canadian communities.

Credit Support Arrangements

In certain transactions, Sunrise has provided credit support arrangements and commitments to advance funds to portfolios of properties that Sunrise has developed or for which we acquired management contracts with an opportunity for significant occupancy increases. Generally, credit support arrangements are for limited periods of time and require payments if cash flow is below stated targets. For portfolios that we sell, we establish reserves from property sale transaction proceeds to fund these potential payments. Payments in excess of reserve amounts are expensed unless they are in the form of contractual advances. At December 31, 2004, Sunrise had three joint venture agreements comprising 25 properties that were subject to credit support arrangements. Generally, these arrangements terminate within two and 22 months. Sunrise expects to fund $2 million in 2005 under these arrangements.

At December 31, 2004, Sunrise has commitments to advance funds on 46 communities, the longest of which is for less than two years. Advances under these commitments are recoverable as loans and are generally repayable to Sunrise from property operating cash flows and/or proceeds from the sale of the property. Sunrise expects to fund $13 million in 2005 under these arrangements.

Legal Proceedings

Sunrise is a defendant in a lawsuit filed by CGB Occupational Therapy, Inc. ("CGB"). CGB provided therapy services to two nursing home facilities in Pennsylvania that were owned by RHA Pennsylvania Nursing Homes ("RHA") and managed by one of Sunrise's subsidiaries. In 1998, RHA terminated CGB's contract. In its lawsuit, CGB alleged (among other things) that in connection with that termination, Sunrise interfered with their contractual relationships with (i) RHA and (ii) several of the therapists that CGB employed on an at-will basis. In June 2002, a jury awarded CGB $685,000 in compensatory damages and $1.3 million in punitive damages. Sunrise appealed this verdict.

In January 2004, CGB was awarded $109,000 in compensatory damages for interference with the relationship between CGB and its therapists (which Sunrise subsequently paid). Because it was impossible to tell what portion of the $1.3 million punitive damages award was attributable to the invalid claim, the court of appeals remanded a new trial limited to the issues of liability for and amount of punitive damages. On January 19, 2005, following the retrial concerning punitive damages, a new jury awarded CGB $30 million in punitive damages.

On January 28, 2005, Sunrise filed a motion seeking a new trial on the grounds that, among other things, the jury's finding that punitive damages are warranted is against the weight of the evidence, and that the verdict is the product of the jury's passion and prejudice. In the alternative, Sunrise is seeking to have the court reduce the jury's award to a constitutionally permissible amount. Sunrise believes that the courts should vacate the judgment or reduce the judgment to a constitutionally permissible range. However, Sunrise cannot provide any assurance as to the outcome of this matter. Sunrise does not believe that a material reserve is required at December 31, 2004.

Sunrise is involved in various lawsuits and claims arising in the normal course of business. In the opinion of management, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on its business, financial condition, and results of operations.

15. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The primary components of Sunrise's net deferred tax asset are as follows (in thousands):

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Operating loss carryforward and credits	$ 18,325	$ 21,352
Accrued expenses	5,309	(35)
Other	1,778	2,253
Total deferred tax assets	25,412	23,570
Deferred tax liabilities:		
Investments in joint ventures	(93,714)	(89,938)
Property and equipment	(55,076)	(39,723)
Total deferred tax liabilities	(148,790)	(129,661)
Net deferred tax liability	$(123,378)	$(106,091)

At December 31, 2004, Sunrise had regular U.S. federal net operating loss carryforwards available to offset future taxable income of approximately $31 million and state net operating loss carryforwards of $52 million, which expire from 2010 through 2022. Additionally, Sunrise had $3.8 million of foreign net operating loss carryforwards that have an unlimited carryforward period to offset future foreign taxable income.

At December 31, 2004, Sunrise had alternative minimum tax credits of approximately $.8 million and Work-Opportunity tax credits of approximately $3 million available to offset future federal tax liabilities. The alternative minimum tax credits have no expiration period and the work opportunity tax credits will expire from 2019 through 2024.

Realization of the net deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss and credit carryforwards. Sunrise expects to fully utilize the loss and credit carryforwards prior to expiration.

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Current:			
Federal	$ 7,728	$ 7,447	$ 2,495
State	2,198	2,564	2,448
Foreign	2,000	—	—
Total current	11,926	10,011	4,943
Deferred:			
Federal	16,187	23,018	25,727
State	1,921	3,182	2,832
Foreign	(265)	(1,236)	—
Total deferred	17,843	24,964	28,559
	$29,769	$34,975	$33,502

In 2004, 2003 and 2002, Sunrise paid federal, state and international income taxes, net of refunds of $6.3 million, $1 million and $2 million, respectively. Current taxes payable for 2004, 2003 and 2002 have been reduced by approximately $8 million, $9 million, and $3 million respectively, reflecting the tax benefit to Sunrise of employee stock options exercised during the year. The tax benefit has been recognized as an increase to additional paid-in capital.

The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision recorded for each year are as follows:

	Year Ended December 31,		
	2004	2003	2002
Statutory rate	35%	35%	35%
State taxes, net	4	4	5
Other	(2)	(3)	(2)
	37%	36%	38%

16. Related-Party Transactions

Sunrise Senior Living Foundation

Sunrise Senior Living Foundation, Inc. ("SSLF"), a not-for-profit organization, operates two schools with day care centers, a leadership center, and a stand-alone day care center (opened April 2004). Paul and Teresa Klaassen, Sunrise's founders, are on the Board of Directors and serve as officers of SSLF. SSLF paid Sunrise a management fee of $84,000 in 2004, 2003 and 2002 for the provision of office facilities and support services in those years. Such amounts are included in operating revenue. Sunrise also accepted a promissory note from SSLF during 2001 (see Note 5). The principal amount of the promissory note and accrued interest were repaid during 2003. Prior to August 2003, Sunrise also subleased a portion of a ground lease to SSLF. See "Ground Lease" below.

As mentioned above, SSLF operates a leadership center. At various times since 2002, Sunrise has rented the leadership center for management and staff retreats or other corporate events. During 2004, 2003 and 2002, respectively, rents paid to SSLF for use of the leadership center totaled approximately $259,000, $106,000 and $41,000. In April 2003, Sunrise also began to manage the center for SSLF and to lease employees to SSLF who work at the leadership center. Salary and benefits for these individuals totaled approximately $232,000 for 2004 and $193,000 for 2003.

In addition, a subsidiary of SSLF formed a limited liability company (LLC) in 2001 to develop and construct an assisted living facility and an adult day care center for low to moderate-income seniors in Virginia. In 2004, the LLC agreed to construct the project for a fixed fee of $11.2 million to be paid by Fairfax County, Virginia upon completion of the project. In the fourth quarter of 2004, the LLC, Sunrise and Fairfax County entered into an agreement pursuant to which Sunrise will develop and manage the project for a fee of $180,000. During 2004, Sunrise funded development costs of approximately $870,000. Subsequent to year-end, SSLF transferred and assigned its membership interest in the LLC to Sunrise, with Sunrise assuming development and construction of this project.

In April 2004, Sunrise began subleasing space to a subsidiary of SSLF to use as a day care center. The sublease runs though September 30, 2013. The sublease payments are approximately $7,000 per month currently, which equal payments made by Sunrise to the landlord for this space. These payments totaled $56,000 for 2004.

At December 31, 2004 and 2003, respectively, Sunrise has receivables from SSLF and its affiliates of $3.4 million and $2.6 million for operating and development expenses. This amount is included in Accounts Receivable in the consolidated balance sheets.

Ground Lease

Sunrise leases the real property on which its Fairfax, Virginia community is located from Paul and Teresa Klaassen pursuant to a 99-year ground lease entered into in June 1986. This ground lease was amended in August 2003. Prior to August 2003, Sunrise subleased approximately 50% of the property subject to the ground lease to SSLF for the operation by SSLF of a school and day care center on the property, for monthly rent equal to 50% of all of the rent payable under the ground lease. In August 2003, the sublease was terminated and the ground lease was amended to provide for the lease by Sunrise of only the real property not previously subleased to SSLF and the Klaassens entered into a separate ground lease with SSLF with respect to such previously subleased property. Rent expense under this lease was $317,000, $299,000 and $296,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Sublease rental income was $158,700, $155,000 and $149,500 for the years ended December 31, 2004, 2003 and 2002, respectively.

Joint Ventures

Sunrise entered into unconsolidated joint venture arrangements with a third party that is providing equity capital to develop up to 20 projects in the United States, United Kingdom and Canada. A director of Sunrise, Craig Callen, is a former managing director of Credit Suisse First Boston (CSFB) LLC. The parent of CSFB LLC controls through funds sponsored by an affiliate or subsidiary investments, which from time to time have included investments in the joint ventures. Sunrise provided management and pre-opening services to the joint ventures on a contract-fee basis and has agreed to invest up to $7 million of equity capital in the joint ventures. Sunrise recognized management and contract services fees from these joint ventures of $5 million, $6 million and $8 million, respectively, in 2004, 2003 and 2002. At December 31, 2004, 2003 and 2002, the third party has provided approximately $52 million, $51 million and $52 million, respectively, and Sunrise has provided $7 million, $7 million, and $6 million, respectively, of equity capital to the joint ventures.

Sunrise and the third party have sold their interests in certain of the joint ventures over the past 3 years. At December 31, 2004, the third party's remaining interest in the joint ventures was approximately $9 million and Sunrise's remaining interest was approximately $4 million.

17. Profit-Sharing Plan

Sunrise has a profit-sharing plan (the "Plan") under Internal Revenue Code Section 401(k). All employees of Sunrise are covered by the Plan and are eligible to participate in the Plan after meeting certain eligibility requirements. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 100%.

Employees with less than 5 years of service will receive an employer contribution of $0.25 for every dollar that the employee contributes, up to 7% of the employee's annual compensation. When an employee reaches 5 years of service, Sunrise will contribute $0.50 for every dollar that the employee contributes, up to 7% of the employee's annual compensation. Employees vest in their matching employer contributions 100% over four years at 25% each year. The Plan has no discretionary matching contributions and all employees who earn $90,000 or less annually are eligible to receive regular matching contributions provided the employee meets certain eligibility requirements. Matching contributions expensed were $0.8 million, $0.8 million, and $0.2 million during 2004, 2003 and 2002, respectively.

18. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Sunrise could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have an effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses, marketable securities, investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

Fixed rate debt with an aggregate carrying value of $148.4 million has an estimated aggregate fair value of $191.2 million at December 31, 2004. Estimated fair value of fixed rate debt is based on interest rates currently available to Sunrise for issuance of debt with similar terms and remaining maturities. The estimated fair value of variable rate debt is estimated to be approximately equal to its carrying value of $43.3 million at December 31, 2004.

Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2004. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, these amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2004 and current estimates of fair value may differ from the amounts presented herein.

19. Information about Sunrise's Segments

Sunrise operates within one defined business segment with activities related to management, development, acquisition and disposition of senior living services both domestically and internationally. International revenues from operations were $17 million and $5 million for 2004 and 2003, respectively. International expenses from operations were $11 million and $7 million in 2004 and 2003, respectively.

20. Subsequent Events

In January 2005, Sunrise announced that it had entered into asset purchase agreements with The Fountains, a Tucson, Arizona based owner and operator of senior living communities to acquire management of 19 senior living communities, ownership of 18 of the communities, several undeveloped land parcels and certain other assets. Sunrise's prospective capital partner for this transaction is an affiliate of Arcapita Inc. (formerly, Crescent Capital Investments, Inc.). The Arcapita affiliate is expected to acquire an 80 percent interest in the real estate associated with 17 senior living communities, to be held in a joint venture to be formed by Sunrise and the Arcapita affiliate. Sunrise will acquire the 18th community and assume management of The Fountains' 19 senior living communities (which have capacity for approximately 5,000 residents) under long-term management contracts. This transaction is expected to close in mid-2005. Sunrise's portion of the asset purchase is estimated to be $63 million.

In January 2005, Sunrise secured an increase of its equity development funding for a United Kingdom (UK) joint venture with an affiliate of Prudential Real Estate Investors that will provide for, in conjunction with loans provided by third-party lenders, total development funding for this venture of approximately $864.2 million (462.5 million pounds Sterling), or 118 percent increase over the venture's initial capital structure which was announced in May 2002. Additionally, Sunrise has agreed to increase its funding commitment for this UK venture by $18.7 million to approximately $34.6 million and maintain its 20% equity interest in this venture. Under this joint venture, Sunrise currently has 14 sites under development in the UK, six of which are under construction with final planning approval received on an additional two. Sunrise will manage all of these properties under long-term management contracts.

21. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarters:

(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004				
Operating revenue[1]	$354,453	$355,252	$368,968	$383,251
Net income	13,931	15,132	8,912	12,713
Basic net income per common share	0.67	0.75	0.44	0.63
Diluted net income per common share	$ 0.60	$ 0.66	$ 0.41	$ 0.57
2003				
Operating revenue[1]	$116,163	$310,428	$331,693	$350,257
Net income	13,416	16,205	17,133	15,424
Basic net income per common share	0.60	0.74	0.82	0.76
Diluted net income per common share	$ 0.56	$ 0.67	$ 0.74	$ 0.67

The sum of diluted net income per common share for the four quarters in 2004 and 2003 may not equal diluted net income per common share for the year due to the changes in the number of weighted average shares outstanding and fluctuations in the market price of Sunrise's common stock during the year.

(1) Amounts reflect reclassifications of priority return income and income from property sales as discussed in Footnote 2.

Board of Directors

Paul J. Klaassen
Founder, Chairman and Chief Executive Officer

Teresa M. Klaassen
Founder, Chief Cultural Officer and Secretary

Ronald V. Aprahamian [1,2,3]
Business Consultant and Private Investor

David G. Bradley
Chairman and Owner
Atlantic Media Company

Craig R. Callen [1,2]
Senior Vice President
Strategic Planning and Business Development of Aetna, Inc.

Thomas J. Donohue [1,2,3]
President and Chief Executive Officer
U.S. Chamber of Commerce

J. Douglas Holladay [3]
General Partner
Park Avenue Equity Partners, LP and Thornton Group, LLC

William G. Little
President and Chief Executive Officer
Quam-Nichols Company

Major Board Committees
(1) Audit Committee, (2) Compensation Committee, (3) Nominating and Corporate Governance Committee

Executive Management

Paul J. Klaassen
Founder, Chairman and Chief Executive Officer

Teresa M. Klaassen
Founder, Chief Cultural Officer and Secretary

Thomas B. Newell
President

Tiffany L. Tomasso
Chief Operating Officer

Larry E. Hulse
Chief Financial Officer

Bradley B. Rush
Chief Investment Officer

John F. Gaul
General Counsel

Kenneth J. Abod
Senior Vice President and Treasurer

Jeffrey M. Jasnoff
Senior Vice President, Human Resources

Corporate Information

Corporate Headquarters

Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar

Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard, 3C3
Charlotte, North Carolina 28288

Annual Meeting Date

Sunrise will hold its annual meeting of stockholders on Wednesday, May 11, 2005, at 9:00 a.m. at:
The McLean Hilton
7920 Jones Branch Drive
McLean, Virginia 22102
703.847.5000

Form 10-K

Copies of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing:
Sunrise Senior Living, Inc.
Investor Relations
7902 Westpark Drive
McLean, Virginia 22102

Stock Information

Sunrise's common stock is listed and traded publicly on the New York Stock Exchange under the symbol SRZ. Trading of the common stock commenced on May 31, 1996. Sunrise's common stock began trading on the New York Stock Exchange on May 23, 2001 under the symbol SRZ. Prior to that date, Sunrise's common stock was traded on the Nasdaq National Market under the symbol SNRZ. As of March 4, 2005, there were 271 stockholders of record. No cash dividends have been paid in the past, although the company is currently evaluating the payment of a dividend as a potential use for surplus cash flow, among other possibilities.

Quarterly Market Price Range of Common Stock

2004

Quarter Ended	*High*	*Low*
March 31, 2004	43.11	34.10
June 30, 2004	39.46	30.00
September 30, 2004	39.36	33.00
December 31, 2004	46.49	35.07

2003

Quarter Ended	*High*	*Low*
March 31, 2003	25.54	21.37
June 30, 2003	28.95	19.60
September 30, 2003	27.45	21.26
December 31, 2003	40.00	26.40

Web Site

To learn more about Sunrise Senior Living, Inc., visit our Web site: www.sunriseseniorliving.com

Forward-Looking Statements

Estimates of future earnings are by definition, and certain other matters discussed in this annual report may be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurances that its expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, its ability to successfully complete The Fountains transaction and integrate it into Sunrise's operations, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, Sunrise's ability to manage its expenses, market factors that could affect the value of Sunrise's properties, the risks of downturns in economic conditions generally, satisfaction of closing conditions and availability of financing for development and acquisitions. These and other risks are detailed in Sunrise's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Sunrise assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Certifications

On June 21, 2004, Sunrise filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding our compliance with the NYSE's Corporate Governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual. In addition, Sunrise has filed as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004, the applicable certifications of Sunrise's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of Sunrise's public disclosure.

SUNRISE®
SENIOR LIVING

7902 Westpark Drive McLean, Virginia 22102 703.273.7500 www.sunriseseniorliving.com